3rd quarter of 2014

Risk Management

Pilar 3

Itaú Unibanco Holding S.A.

Risk Management – Pillar 3

INDEX

OBJECTIVE		3

EXECUTIVE SUMMARY		3

1	RISK AND CAPITAL MANAGEMENT	4
1.1	Organizational Structure	4
1.2	Risk and Capital Governance	5

2	CAPITAL	6
2.1	Capital Management	6
2.2	Capital Requirements in Place and in Progress	7
2.3	Capital Composition	8
2.4	Risk-Weighted Asset (RWA)	10
	Risk-Weighted Assets for Credit Risk (RWACPAD)	11
	Risk-Weighted Assets for Market Risk (RWAMPAD)	11
	Risk-Weighted Assets for Operational Risk (RWAOPAD)	12

2.5	Capital Adequacy	12

3	BALANCE SHEET	13
	Balance Sheet	13
	List of institutions that comprises the Financial Statements of Itaú Unibanco Holding	16
	List of the material entities	18

4	INVESTMENTS IN OTHER ENTITIES	19
4.1	Investments in other entities not classified in the trading book	19

5	CREDIT RISK	20
5.1	Framework and Treatment	20
5.2	Credit Portfolio Analysis	22
	Evolution of the Credit Portfolio	22
	Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries	22
	Operations with Credit Granting Characteristics by Economic Sector	23
	Remaining maturity of loan transactions	24
	Credit Concentration on the Major Debtors	24
	Overdue Amounts	25
	Allowance for Loan Losses	25
	Mitigating Instruments	26
	Counterparty Credit Risk	27
	Acquisitions, Sale or Transfer of Financial Assets	28
	Operations of Securitization	29
	Credit Derivatives	31

6	MARKET RISK	32
6.1	Framework and Treatment	32
6.2	Portfolio Analysis	34
	Interest rate risk in the non-trading book	34
	Evolution of the Trading Portfolio	35
	Evolution of the Derivatives Portfolio	35
	VaR – Consolidated Itaú Unibanco	36
	VaR - Trading Activities	37
	VaR - Foreign Units	38
	Backtesting	39

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Risk Management – Pillar 3

7	OPERATIONAL RISK	40
7.1	Framework and Treatment	40
7.2	Crisis Management and Business Continuity	41

8	LIQUIDITY RISK	42
8.1	Framework and Treatment	42
8.2	Primary sources of funding	42

9	OTHER RISKS	43
	Insurance Risk	43
	Social and Environmental Risk	43
	Reputational Risk	44
	Regulatory Risk	44
	Model Risk	44

10	ENTERPRISE RISK MANAGEMENT AND ALIGNEMENT OF INCENTIVES	46
	Integrated monitoring of risks and capital adequacy	46
	Stress Test	46
	Risk-adjusted Compensation	46

11	APPENDIX I	47

12	GLOSSARIES	50
12.1	Glossary of Acronyms	50
12.2	Glossary of Norms	53

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Itaú Unibanco

Risk Management – Pillar 3

Objective

This document aims at submitting Itaú Unibanco Holding S.A. (Itaú Unibanco) information required by the Central Bank of Brazil (BACEN) through Circulars 3,678 and 3,716, which address the disclosure of information on risks management, calculation of risk-weighted assets (RWA), and calculation of the Referential Equity (PR), consistently with the new capital rules and in accordance with Itaú Unibanco’s institutional standards.

For other information than the contained on this document, please visit www.itau-unibanco.com/ri.

Key indicators

Itaú Unibanco’s risk and capital management focuses on maintain the institution’s risk profile in line with the risk strategy and guidelines approved by the Board of Directors. The main metrics of the Financial Conglomerate, on September 30, 2014, are summarized below.

BIS Ratio	Common Equity Tier I Ratio	Tier II Ratio
16.6%	12.1%	4.5%
2º Q. 2014: 16.0%	2º Q. 2014: 11.5%	2º Q. 2014: 4.5%

Referential Equity	Common Equity Tier I	Tier II
R$ 124,724 million	R$ 91,140 million	R$ 33,555 million
2º Quar. 2014: R$ 120,034 million	2º Q. 2014: R$ 86,465 million	2º Q. 2014: R$ 33,556 million

RWA	Credit Risk Exposure
R$ 751,448 million	R$ 687,783 million
2º Q. 2014: R$ 749,409 million	2º Q. 2014: R$ 687,126 million

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Itaú Unibanco

Risk Management – Pillar 3

1	Risk and Capital Management

Itaú Unibanco understands risk management as essential to optimize the use of resources, and to select the best business opportunities, seeking to maximize value creation for its shareholders.

The Risk Management process at Itaú Unibanco seeks that:

•	Existing and potential risks to Itaú Unibanco’s positions are identified and measured;
•	Risk Management and Control institutional policies, procedures and methodologies are aligned with the directives from, and approved by, the Board of Directors;
•	Itaú Unibanco’s portfolio management seeks the best risk-return ratios.

The risk identification process purpose is to map internal and external risk threats that may affect the business’ and support units’ strategies, keeping them from achieving their goals, potentially impacting Itaú Unibanco’s results, capital, liquidity and reputation.

The risk management processes permeate the entire institution and are aligned with the Board of Directors and the Senior Management directives, which define the overall objectives, through targets and limits for business units, through Committees and Superiors Commissions. The capital management and control units support Itaú Unibanco’s management through monitoring and analyzing risk and capital processes.

According to Resolution 3,988 of the National Monetary Council (CMN), BACEN Circular 3,547 and BACEN Circular Letter 3,565, Itaú Unibanco implemented a capital management structure and the Internal Capital Adequacy Assessment Process (ICAAP), having submitted to BACEN the last ICAAP report on April, 2014, with information regarding December 2013.

Itaú Unibanco’s adopts a prospective capital management attitude which comprises of:

•	Identification and analysis of the material risks to which Itaú Unibanco is or may be exposed, and assessment of the adequate capital needed to face them;
•	Capital planning, which takes into account the strategic guidelines, economic environment and the Board of Directors directives;
•	Stress tests, aimed at analyzing Itau Unibanco’s funding level’s behavior under severe stress events;
•	Maintaining an updated capital contingency plan for situations where funding sources are unavailable or insufficient;
•	An internal capital adequacy assessment framework, which assesses the Referential Equity in relation to the adequacy of the capital needed to face the inherent risks;
•	Periodic capital adequacy management reports, submitted to the senior management and Board of Directors members.

The guidelines of the institutional capital management policy can be accessed at http://www.itau-unibanco.com/ri, under Corporate Governance, Regulations and Policies, Public Access Report – Capital Management.

1.1	Organizational Structure

Itaú Unibanco’s risk management organizational structure complies with Brazilian and international regulations and is aligned with the market’s best practices. Credit, market, liquidity, operational and underwriting risks control is centrally performed by an independent division, ensuring the risks, to which Itaú Unibanco is exposed, are managed in accordance with the group risk appetite, policies and procedures in place. This independent division is as well responsible for centralizing Itaú Unibanco’s capital management. The purpose of the centralized control is to provide the Board and the Senior Management with a global perspective of Itaú Unibanco’s risk exposure, as well as with a prospective understanding of capital adequacy, enhancing the agility and optimization of corporate decisions.

Itaú Unibanco in-house developed information technology (IT) systems, managed to fully comply with Central Bank’s requirements on capital adequacy and risk measurement, in accordance with regulatory models and requirements in place. It also monitors adherence to the qualitative and quantitative authorities’ minimum capital and risk management requirements.

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Risk Management – Pillar 3

1.2	Risk and Capital Governance

Itaú Unibanco established risk and capital management committees that report directly to the Board of Directors. Members of these committees are elected or appointed by the Board. At the executive level, risk is managed by the Superiors Commissions.

A detailed description of the structure can be found in the Consolidated Annual Report in session Our Governance - Our Risk Management. The Consolidated Annual Report can be found in the website www.itau-unibanco.com.br/ri, section Financial Information.

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Itaú Unibanco

Risk Management – Pillar 3

2	Capital

2.1	Capital Management

The Board of Directors is the ultimate body in the Itaú Unibanco’s capital management and it is responsible for approving the capital management institutional policy and guidelines regarding the funding level of the conglomerate. Also in ambit of capital management, through the ICAAP report, the Board of Directors approves:

•	the identification of material risks, the determination of the need for additional capital for the material risks and the internal methodologies for quantifying capital;
•	the capital plan in both normal and stress situations;
•	the capital contingency plan;
•	the internal assessment of capital adequacy;
•	the independent validation of ICAAP processes and models.

Additionally, the conclusions of and points of attention raised by auditors on capital management processes are submitted to the Board of Directors.

At the executive level, the Superior Risk Policy Committee (CSRisc) is responsible for approving risk assessment and capital calculation methodologies, as well as reviewing, monitoring and recommending capital-related documents and topics to the Board of Directors. As for the Commissions and Committees governance, Itaú Unibanco has a dedicated structure for capital management, which consolidates information and coordinates related processes, all of which subject to verification by the independent validation, internal controls and audit areas.

The capital plan is consistent with the Itaú Unibanco’s strategic plan, and is aimed at ensuring the maintenance of an adequate and sustainable capital level, taking into account analyses of the economic, competitive and political environments, besides other external factors. The capital plan comprises the following:

•	Short and long-term capital goals and projections of Itaú Unibanco, under normal and stress scenarios, according to the Board of Directors’ guidelines;
•	Main sources of capital;
•	Contingency capital plan, containing actions to be taken in case of a potential capital deficiency.

During its development, at least the following is considered:

•	Analysis of the threats and opportunities related to the economic and business environment;
•	Projections about balance sheets and income;
•	Targets for growth and/or market share;
•	Segments targeted by the institution and their related products;
•	Profit sharing policy and its impacts on capital.

As part of the capital plan, stress tests are applied, considering severe events, aiming at finding potential capital shortages. The stress scenarios are approved by the Board of Directors and their impacts on capital are considered for devising the strategy, business positioning and capital.

Complementary to the capital assessment for Pillar 1 risks, Itaú Unibanco have been developing mechanisms for identifying and analyzing the materiality of other risks faced by the institution, besides methodologies for assessing and quantifying the need for additional capital to cover them.

In order to provide the necessary information for supporting decision taking by the Executives and the Board of Directors, management reports are prepared and presented at Commissions and Committees, informing about Itau Unibanco’s capital adequacy, as well as about the projections of future capital levels in normal and stress situations.

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Itaú Unibanco

Risk Management – Pillar 3

2.2	Capital Requirements in Place and in Progress

Itaú Unibanco’s minimum capital requirements are expressed in the form of ratios between the available capital, as disclosed in the form of Referential Equity (PR) and the risk-weighted assets, or RWA. These minimum requirements are consistent with a set of resolutions1 and circulars disclosed by the BACEN throughout 2013 and which implement in Brazil the global capital requirement standards known as Basel III.

The PR consists of the sum of Tier 1 (which comprises the Common Equity and Additional Tier 1 Capital) and Tier 2, as defined by National Monetary Council (CMN) Resolutions 4,192, 4,278, and 4,311.

The minimum capital requirements (Minimum PR, or Total Capital Ratio), Tier 1 Capital and Common Equity Tier 1 Capital requirements must be calculated on a consolidated basis, applied to the financial institutions included in Financial Conglomerate, up to December 31, 2014. Beginning January 1, 2015, Financial Conglomerate shall be replaced by the Prudential Conglomerate, which comprises not only financial institutions but also collective financing plans (“consórcios”), payment entities, factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which the conglomerate retains substantially all risks and rewards.

For purposes of calculating these minimum capital requirements, pursuant to CMN Resolution 4,193, the total RWA is determined as the sum of the risk-weighted asset amounts for credit risk, market risk, and operational risk. Itaú Unibanco uses the standardized approaches to calculate these risk-weighted asset amounts, as established by Circulars 3,644, 3,652, 3,679, 3,696 and 3,714 for credit risk 3,635, 3,636, 3,637, 3,638, 3,639, 3,641, 3,643 and 3,645 for market risk, and 3,640 and 3,675 for operational risk. The amounts are described in paragraph 2.4 Risk-weighted Assets.

The minimum PR requirement corresponds to the application of an “F” factor to the RWA amount. From October 1, 2013 to December 31, 2015, the F factor corresponds to 11 percent and decreases gradually to 8 percent through January 1, 2019.

The BACEN standards also provide for the Additional Tier 1 Capital, which corresponds to the conservation (fixed) and countercyclical (variable) buffers by increasing the capital requirements over time, and define new requirements to qualify instruments eligible for Tier 1 or Tier 2 Capital. Additionally, establishes a gradual reduction of the eligibility of the instrument inventory issued pursuant to CMN Resolution 3,444.

The Basel III implementation calendar was set by the BACEN as follows:

Basel III - Schedule

	10/01/2013	01/01/2014	01/01/2015	01/01/2016	01/01/2017	01/01/2018	01/01/2019
Common Equity Tier 1	4,5%	4,5%	4,5%	4,5%	4,5%	4,5%	4,5%
Tier 1	5,5%	5,5%	6,0%	6,0%	6,0%	6,0%	6,0%
Total Capital	11,0%	11,0%	11,0%	9,875%	9,25%	8,625%	8,0%
Additional Equity Tier 1 (1)	-	-	-	1,25%	2,5%	3,75%	5,0%
Capital Conservation Buffer (2)	-	-	-	0,625%	1,25%	1,875%	2,5%
Countercyclical Capital Buffer (from zero to)	-	-	-	0,625%	1,25%	1,875%	2,5%
Equity Tier 1 with Additional	4,5%	4,5%	4,5%	5,75%	7,0%	8,25%	9,5%
Tier I with Additional	5,5%	5,5%	6,0%	7,25%	8,5%	9,75%	11,0%
Total Capital with Additional	11,0%	11,0%	11,0%	11,125%	11,75%	12,375%	13,0%
Prudential adjustments deductions	0%	20%	40%	60%	80%	100%	100%
(1) Considering the upper limit (maximum requirement), due to conservatism.
(2) Lower limit (minimum requirement).

The compliance of BACEN to the standards recommended by the Basel Committee was assessed at the end of 2013, under the Regulatory Consistency Assessment Programme (RCAP). The rules effective in Brazil were considered compliant—pursuant to the BIS, Brazil is a compliant jurisdiction2 —i.e., the capital standards established in Brazil are also consistent with the internationally accepted minimum requirements. The pointed out discrepancies were considered immaterial, either because they are more conservative—e.g. not allowing entities to use external ratings to calculate credit risk capital as permitted under the standardized approach—or because such differences will be eliminated within the timeframe set by the BACEN—e.g. deducting goodwill from the calculation of equity.

1 CMN Resolutions 4,192, 4,193 and 4,195 (CMN Resolution 4,194 does not apply to Itaú Unibanco), from March 1st, 2013, along with the amendments introduced by Resolutions 4,277, 4,278, 4,279, 4,280 and 4,281, from October 31st, 2013 and Resolution 4,311, from February 2ndh, 2014, as well as the 15 Circulars published by BACEN on March 4th, 2013, partially amended on March 27th, 2013 and on October 31st, 2013 and February 20th, 2014, are the regulations that establish the Basel III requirements in Brazil.
2 Regulatory Consistency Assessment Programme (RCAP). Assessment of Basel III regulations in Brazil, December 2013.

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Itaú Unibanco

Risk Management – Pillar 3

Minimum capital requirement for Insurance

The National Private Insurance Council (CNSP) enacted on February 18, 2013 CNSP Resolutions Nos. 280 (which repeals Circular No. 411 of Dec 22, 2010), 283, and 284.

On December 23, 2013, the CNSP revised the calculation requirements by enacting CNSP Resolution No. 302 (which repeals Circular No. 282 of Feb 18, 2013 and revises Resolutions Nos. 228 and 280). These regulations address the regulatory capital rules required for the authorization and operation of insurance, pension plans, and capitalization companies, and the allocation rules for capital arising from the underwriting and operational risk.

CNSP Resolution No. 228 of December 6, 2010, which addresses the criteria to establish additional capital based on the credit risk of the supervised entities, took effect in January 2011.

2.3	Capital Composition

The PR, used to monitor compliance with the operational limits imposed by BACEN, is the sum of Tier I and Tier II, where:

•
Tier I: comprises the Common Equity Tier I, based on the social capital, selected reserves and retained earnings, net from deductions and prudential adjustments, as well as the Additional Tier I Capital;

•	Tier II: comprises as eligible instruments, primarily, subordinated debts, subject to prudential limits.

The table below presents the composition of the referential equity and its components Common Equity Tier I, Additional Tier I Capital and Tier II Capital, taking into consideration their respective deductions and prudential adjustments, as per Resolutions mentioned.

Composition of Referential Equity (PR)	R$ million
	Financial Conglomerate
	9/30/2014	6/30/2014	9/30/2013
Stockholders’ equity Itaú Unibanco Holding S.A. (Consolidated)	90,776	85,987	78,260
Minority Interest in Subsidiaries	2,240	1,908	1,762
Changes in ownership interest in a subsidiary in capital transactions	5,201	5,511	6,445
Unrealized Results	-	-	-
Consolidated Stockholders’ Equity (BACEN)	98,217	93,405	86,467
Preferred shares with clause of redemption excluded from Tier I	(963)	(869)	(877)
Deductions	(6,114)	(6,070)
Common Equity Tier I	91,140	86,465	-
Instruments eligible to comprise Additional Tier I	-	-	-
Additional Tier I deductions	30	13	-
Additional Tier I Capital	30	13	-
Tier I adjustments	-	-	69
Tier I (Common Equity Tier I + Additional Tier I Capital)	91,169	86,478	85,659
Instruments eligible to comprise Tier II (1)	33,547	33,547	38,425
Tier II deductions	8	9	-
Tier II adjustments	-	-	(655)
Tier II	33,555	33,556	37,771
Exclusions: Funding instruments issued by financial institutions	-	-	(492)
Reference Equity (Tier I + Tier II)	124,724	120,034	122,938
(1) The Instruments eligible to comprise Tier II also includes R$ 258 million of Preferred Shares

Appendix I – Referential Equity (PR) Composition and its Adequacy hereto breaks down in detail the Referential Equity as required by Circulars Nos. 3,678 and 3,716.

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Itaú Unibanco

Risk Management – Pillar 3

Funds obtained through the issue of subordinated debts that compose Tier II capital, for the purpose of the ratio between capital and risk-weighted assets, are described below:

Subordinated Debt and Referential Equity Tier II								R$ million
	Maturities						9/30/2014	06/30/2014	9/30/2013
Name of instrument	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	> 5 years	Total	Total	Total
Bank Deposit Certificate (CDB)	2.735	4.644	1.711	-	-	-	9.090	8.926	11.754
Financial Bills	580	2.188	7.379	9.755	2.744	2.947	25.593	25.385	24.798
Euronotes	270	-	-	-	-	18.861	19.131	17.187	17.397
Subordinated Debt (Sept/14)	3.585	6.832	9.090	9.755	2.744	21.808	53.814	51.498	53.949
Subject to approval - BACEN(1) and Other	27	112	22	21	19	456	657	622	444
Subordinated Debt - Total (Sept/14)	3.612	6.944	9.112	9.776	2.763	22.264	54.471	52.120	54.393
Subordinated Debt after Reducer (Sept/14)	-	1.366	3.636	5.853	2.195	21.808	34.859	34.187
Subordinated Debt (Dec/12)	3.367	4.951	725	6.997	8.742	29.139	53.921	53.921
Subordinated Debt after Reducer (Dec/12)	-	990	290	4.198	6.993	29.139	41.611	41.611
Threshold(2) Subordinated debt	-	792	232	3.359	5.595	23.311	33.289	33.289
Subordinated Debts Elegibles to Capital (Sept/14)(3)	-	792	232	3.359	5.595	23.311	33.289	33.289
(1) Subordinated debt that does not make up the Tier II (PR)
(2) Subordinated debt with application of threshold in accordance with the current rules (Resolution 4.192/13 - Art 28)
(3) According to current legislation, the accounting balance of subordinated debt as of December 2012 was used for the calculation of referential equity as of September, 2014, considering instruments approved after closing date to compose Tier 2, totaling R$ 53,921 MM

Details concerning maturities, compensation, principal amount, accounting balance and subordinated debt balance are described next:

Subordinated Debts Elegibles to Capital	R$ million

				9/30/2014	6/30/2014	9/30/2013	Sept/14-Jun/14	Sept/14-Sept/13	9/30/2014
Name of instrument/ Currency	Issue	Maturity	Compensation p.a.	Principal Value			Principal Variation		Accounting Balance
Subordinated CDB (1) - BRL
	2003	2013	102% of CDI	-	-	40	-	(40)	-
	2007	2014	100% of CDI + 0.35% a 0.6%	10	60	1.865	(50)	(1.855)	20
			IGPM + 7.22%	33	33	33	-	-	82
	2008	2014	112% of CDI	1.000	1.000	1.000	-	-	1.844
	2008	2015	119.8% of CDI	400	400	400	-	-	789
	2010	2015	113% of CDI	50	50	50	-	-	81
	2006	2016	100% of CDI + 0.7%	466	466	466	-	-	1.053
	2010	2016	110% to 114% of CDI	2.665	2.665	2.665	-	-	4.344
			IPCA + 7.21%	123	123	123	-	-	219
	2010	2017	IPCA + 7.33%	367	367	367	-	-	658
			Total	5.114	5.164	7.009	(50)	(1.895)	9.090
Subordinated Financial Bills - BRL
	2010	2016	100% of CDI + 1.35% to 1.36%	365	365	365	-	-	370
			112% to 112.5% of CDI	1.874	1.874	1.874	-	-	1.898
			IPCA + 7%	30	30	30	-	-	49
	2010	2017	IPCA + 6.95% to 7.2%	206	206	206	-	-	273
	2011	2017	108% to 112% of CDI	3.224	3.224	3.224	-	-	3.365
			100% of CDI + 1.29% to 1.52%	3.650	3.650	3.650	-	-	3.771
			IPCA + 6.15% to 7.8%	352	352	352	-	-	485
			IGPM + 6.55% to 7.6%	138	138	138	-	-	197
	2012	2017	100% of CDI + 1.12%	500	500	500	-	-	520
	2011	2018	IGPM + 7%	42	42	42	-	-	53
			IPCA + 7.53% to 7.7%	30	30	30	-	-	38
	2012	2018	108% a 113% of CDI	6.373	6.373	6.373	-	-	6.826
			IPCA + 4.4% to 6.58%	461	461	461	-	-	589
			100% of CDI + 1.01% to 1.32%	3.782	3.782	3.782	-	-	3.925
			9.95% to 11.95%	112	112	112	-	-	140
	2011	2019	109% to 109.7% of CDI	2	2	2	-	-	3
	2012	2019	110% of CDI	1	1	1	-	-	1
			11.96%	12	12	12	-	-	16
			IPCA + 4.7% to 6.3%	101	101	101	-	-	126
	2012	2020	111% to CDI	1	1	1	-	-	1
			IPCA + 6% of 6.17%	20	20	20	-	-	27
	2011	2021	109.25% to 110.5% of CDI	6	6	6	-	-	8
	2012	2022	IPCA + 5.15% to 5.83%	2.307	2.307	2.307	-	-	2.890
			IGPM + 4.63%	20	20	20	-	-	22
			Total	23.609	23.609	23.609	-	-	25.593
Subordinated Euronotes - USD
	2010	2020	6,2%	990	990	990	-	-	2.489
	2010	2021	5.75%	1.000	1.000	1.000	-	-	2.472
	2011	2021	5.75% to 6.2%	730	730	730	-	-	1.847
	2012	2021	6,2%	550	550	550	-	-	1.348
	2012	2022	5.5% to 5.65%	2.600	2.600	2.600	-	-	6.348
	2012	2023	5.13%	1.851	1.851	1.851	-	-	4.627
			Total USD	7.721	7.721	7.721	-	-
			Total BRL						19.131

			Grand Total						53.814
	Subordinated Debt Reducer								41.611
	Subordinated Debts Elegibles to Capital(2)								33.289
(1) The subordinated notes are redeemable from November 2011.
(2) According to current legislation, the accounting balance of subordinated debt elegible to capital as of December, 12 was used for the calculation of referential equity as of Sept, 14.

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Itaú Unibanco

Risk Management – Pillar 3

For information on each instrument that is part of the Referential Equity as required by Circulars Nos. 3,678 and 3,716, please visit the website www.itau-unibanco.com.br/ri, section Corporate Governance, Appendix II – Main Features of the Referential Equity Instruments.

2.4	Risk-Weighted Asset (RWA)

According to CMN Resolutions Nos. 4,193 and 4,281, for assessing the minimum capital requirements, the RWA can be found by adding the portions, as shown below:

•	RWACPAD = portion relating to exposures to credit risk;
•	RWACAM = portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;
•	RWAJUR = portion relating to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio;
•	RWACOM = portion relating to exposures subjects to variations in commodity prices;
•	RWAACS = portion relating to exposures subjects to variations in equities prices and classified in the Trading Portfolio;
•	RWAOPAD = portion relating to the calculation of operational risk capital requirements.

The portions mentioned above were calculated according to the procedures disclosed by BACEN, through Circulars and Circular Letters, and by CMN, through Resolutions.

The table below presents the consolidated evolution of RWA composition of Itaú Unibanco. Each of the portions mentioned above will be presented in detail in the topics below.

Composition of Risk-Weighted Asset	R$ million
	Financial Conglomerate
Risk exposures	9/30/2014		6/30/2014		9/30/2013
Risk-Weighted Assets for Credit Risk (RWACPAD)	687,783	91.5%	687,126	91.7%	621,386	91.2%
Risk-Weighted Assets for Market Risk (RWAMPAD)	26,848	3.6%	25,718	3.4%	23,320	3.4%
Risk-Weighted Assets for Operational Risk (RWAOPAD)	36,817	4.9%	36,566	4.9%	36,847	5.4%
Risk-Weighted Assets (RWA)	751,448	100%	749,409	100%	681,553	100%

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Itaú Unibanco

Risk Management – Pillar 3

Risk-Weighted Assets for Credit Risk (RWACPAD)

The table below presents the credit risk-weighted (RWACPAD) separated by weighting factor and asset type:

Composition of Risk-Weighted Assets for Credit Risk (RWACPAD)	R$ million
	Financial Conglomerate
	9/30/2014	6/30/2014	9/30/2013
Risk exposures

Exposure weighted by credit risk (RWACPAD)	687,783	687,126	621,386

a) Per Weighting Factor (FPR):
FPR at 2%	70	54
FPR at 20%	3,456	7,168	5,610
FPR at 35%	7,711	7,333	6,283
FPR at 50%	34,347	19,749	33,900
FPR at 75%	141,701	132,446	219,911
FPR at 85%	139,583	133,408	-
FPR at 100%	291,638	298,907	309,544
FPR at 150%	-	19,188	20,796
FPR at 250%	33,747	32,425	-
FPR at 300%	17,421	19,731	19,869
FPR at 1250%	6,948	6,958	-
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum required Regulatory Capital	11,160	9,758	5,473
b) Per Type:
Securities	41,005	44,174	35,081
Loan operations - Retail	116,086	108,545	92,551
Loan operations - Non-retail	215,888	233,114	220,429
Joint liabilities - Retail	320	169	286
Joint liabilities - Non-retail	65,235	64,006	56,144
Loan commitments - Retail	25,292	23,729	24,915
Loan commitments - non-retail	23,808	26,474	16,429
Other exposures	200,149	186,915	175,552

Risk-Weighted Assets for Market Risk (RWAMPAD)

The amount of RWAMPAD is obtained by adding the terms: RWACAM, RWAJUR, RWACOM, RWAACS. The table below presents the risk weighted assets for Market Risk:

Composition of Risk-Weighted Assets for Market Risk (RWAMPAD)	R$ million
	Financial Conglomerate
	9/30/2014	6/30/2014	9/30/2013
Risk-Weighted Assets for Market Risk (RWAMPAD)	26,848	25,718	23,320
Trades subject to interest rate variation (RWAJUR)	12,636	16,206	19,571
Fixed income interest rate denominated in reais (RWAJUR1)	3,676	4,383	3,361
Foreign exchange linked interest rate (RWAJUR2)	4,446	6,379	9,146
Price index linked interest rate (RWAJUR3)	4,302	5,210	6,500
Interest rate linked interest rate (RWAJUR 4)	212	234	564
Operations subject to commodity price variation (RWACOM)	1,000	1,397	1,775
Operations subject to stock price variation (RWAACS)	968	1,056	1,974
Operations subject to the risk of exposures in gold, foreign currency and foreign exchange rate variations (RWACAM)	12,244	7,059	-
Referential equity calculated for covering the interest rate risk of trades of the banking book (RBAN)	2,301	1,108	2,527

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Risk Management – Pillar 3

Risk-Weighted Assets for Operational Risk (RWAOPAD)

Circular No. 3,640, in effect since October 2013, establishes new criteria for determining the portion of risk-weighted assets related to the capital required for operational risk (RWAOPAD) by means of a standardized approach. In January 2014, Circular No. 3,675 became effective, supplementing the above mentioned Circular and introducing some amendments, such as: the possibility of requiring the use of a basic indicator in the case of correction or improvement of the Standardized Approach and revocation of the provision that required capital allocation for the CONEF portion.

Additionally, the calculation, on a semiannual basis, of the exposure of RWAOPAD relating to June 30th and December 31st is maintained.

The RWA for operational risk is presented below:

Composition of Risk-Weighted Assets for Operational Risk (RWAOPAD)	R$ million
	Financial Conglomerate
	9/30/2014	6/30/2014	9/30/2013
Risk-Weighted Assets for Operational Risk (RWA OPAD)	36.817	36.566	36.847
Retail	7.079	6.897	6.403
Commercial	13.429	12.502	11.455
Corporate finance	1.132	1.127	1.036
Negotiation and sales	8.256	9.430	11.665
Payments and settlements	2.856	2.785	2.724
Financial agent services	2.031	1.814	1.595
Asset management	2.030	1.993	1.926
Retail brokerage	4	19	45

2.5	Capital Adequacy

Itaú Unibanco, through the ICAAP, assesses the adequacy of capital to face the incurred risks. The capital is composed by regulatory capital for credit, market and operational risks and by the necessary capital to face other risks.

In order to ensure the robustness of Itaú Unibanco and the availability of capital to support business growth, Itaú Unibanco maintains PR levels above the minimum levels, according to the Basel ratio, Common Equity Tier I, Additional Tier I Capital and Tier II.

On September 30, 2014, the PR reached R$ 124,724 million, an increase of R$ 4,690 million compared to June 30th, 2014.

Composition of Referential Equity (PR)	R$ million
	Financial Conglomerate
	9/30/2014	6/30/2014	9/30/2013
Tier I	91.169	86.478	85.659
Common Equity Tier I	91.140	86.465	-
Additional Tier I Capital	30	13	-
Tier II	33.555	33.556	37.771
Exclusions: Funding Instruments Issued by Financial Institutions	-	-	(492)
Referential Equity (PR)	124.724	120.034	122.938
Required Referential Equity (PRE)	82.659	82.435	74.971
Excess capital in relation to Required Referential Equity	42.065	37.599	47.967

On September 30, 2014, the BIS ratio was 16.6%, an increase of 0.6 percentage point compared to the previous quarter. The increase on Basel ratio is mainly due to generating of results, with a 3.9% increase in the Referential Equity accompanied by a low growth of total risk weighted exposure (RWA) which was 0.3% higher than in June 30, 2014.

The risk-weighted assets for credit risk (RWACPAD) reached R $ 687,783 million on September 30, 2014, an increase of 0.1% in the quarter. Although growth in the loan portfolio was 3.2% (particularly payroll loans), the impact on RWACPAD was lower mainly due to the new BACEN Circular No. 3,714, which entered into force this quarter altering the calculation of capital credit risk, especially in retail loans.

The fixed asset ratio shows the percentage at which the PR is committed to permanent assets. Itaú Unibanco is within the maximum limit of 50% of the Adjusted PR, as established by BACEN.

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Risk Management – Pillar 3

Basel and Fixed Asset Ratios	R$ million
	Financial Conglomerate
	9/30/2014	6/30/2014	9/30/2013
Basel ratio	16.6%	16.0%	18.0%
Tier I	12.1%	11.5%	12.5%
Common Equity Tier I	12.1%	11.5%	0.0%
Additional Tier I Capital	0.0%	0.0%	0.0%
Tier II	4.5%	4.5%	5.5%
Fixed assets ratio	49.4%	48.4%	49.8%
Excess Capital in Relation to Fixed Assets	724	1,911	219

To assess the adequacy of Itaú Unibanco’s capital, regardless of the regulatory requirements, an internal capital adequacy assessment process (ICAAP) is in place.

The first stage of ICAAP consists of identifying and analyzing the materiality of the risks to which Itaú Unibanco is exposed. Itaú Unibanco’s risk identification process is as follows: (i) map any and all risks that might exist within the institution, taking into account its complexity, its business models, and its social and economic environment. Thus, the focus is only on identifying and understanding which are the existing risks or those risks that could arise as a result of our activities and strategic planning; (ii) analyzing the materiality, taking into account the initial mapping, of the risks identified under the structured approach and transparent assessment criteria.

Once the material risks are identified, the next stage consists of conducting an individual assessment of the need for additional capital to cover the risk. For risks that capital needs are identified, internal methodologies are developed to quantify the capital required to protect the institution from any unexpected losses that could arise if such risks materialize. As for those risks with some type of regulatory capital requirement (credit risk, trading book market risk, and operational risk), the adequacy of the required capital level to determine if the regulatory capital levels are adequate to cover all our exposures.

To ensure that the institution has an adequate, sustainable level of capitalization, in light of (i) the previously identified material risks, (ii) our business strategy, and (ii) the economic environment, it is also in place, under the ICAAP, a capital planning process. Under this process, capital projections are prepared for the conglomerate, both in common baseline and stress scenarios, aimed at providing inputs to Senior Management and the Board of Directors on capital management.

Itaú Unibanco also has a capital contingency plan for cases where the sources of capital prove to be unfeasible or inadequate or for cases where unforeseen events could affect our capital adequacy. The capital contingency plan comprises a set of actions that would allow us to increase our capitalization levels, if required.

Finally, to complete all the steps above, our capital adequacy is assessed by comparing it with the total capital required to cover all material risks, obtained using internal methodologies. This process is conducted annually and generates a report, which is submitted to the BACEN.

The output of the latest ICAAP conducted for December 2013, indicates that Itaú Unibanco not only has adequate capital to cover all material risks but also has a high capital buffer, thus ensuring the institution’s financial soundness.

3	Balance Sheet

Balance Sheet

The following is a comparison between Itaú Unibanco’s Financial Conglomerate Balance Sheet and its Consolidated Balance Sheet presented at the Financial Statements. Information presented in the Financial Conglomerate are sufficiently detailed so that the heritage elements disclosed in Appendix I are identified in the last column of the table below.

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Risk Management – Pillar 3

Comparisson of balance sheets – Assets	R$ million
Database – Sept/2014	Consolidated balance sheet	Differences1	Financial Conglomerate	Ref. Annex I
Assets	9/30/2014
Current assets and Long-term receivables	1.139.030	(139.125)	999.905
Cash and cash equivalents	16.636	(198)	16.438
Interbank investments	217.538	(6.513)	211.025
Money market	195.890	(3.311)	192.579
Money market – Assets Guaranteeing Technical Provisions - SUSEP	3.202	(3.202)	-
Interbank deposits	18.446	-	18.446
Securities and derivative financial instruments	283.108	(102.805)	180.303	(a)
Own portfolio	132.664	(29)	132.635
Subject to repurchase commitments	19.372	518	19.890
Pledged in guarantee	2.627	1.466	4.093
Securities under resale agreements with free movement	-	15	15
Deposited with the Central Bank	8.611	-	8.611
Derivative financial instruments	14.496	563	15.059
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	92.882	(92.882)	-
Assets guaranteeing technical provisions – other securities	12.456	(12.456)	-
Interbank accounts	67.915	-	67.915
Pending settlement	3.687	-	3.687
Central Bank deposits	63.504	-	63.504
National Housing System (SFH)	679	-	679
Correspondents	45	-	45
Interbranch accounts	130	-	130
Loan, lease and other credit operations	403.574	18	403.592
Operations with credit granting characteristics	428.832	(34)	428.798
(Allowance for loan losses)	(25.258)	52	(25.206)
Other receivables	144.949	(26.799)	118.150
Foreign exchange portfolio	41.047	455	41.502
Income receivable	1.840	4.901	6.741
Transactions with credit card issuers	20.776	(20.776)	-
Receivables from insurance and reinsurance operations	5.156	(5.156)	-
Negotiation and intermediation of securities	2.969	1.130	4.099
Sundry	73.161	(7.353)	65.808	(b)/(c)/(d)
Other assets	5.180	(2.828)	2.352
Assets held for sale	216	(42)	174
(Valuation allowance)	(66)	11	(55)
Unearned premiums of reinsurance	1.069	(1.069)	-
Prepaid expenses	3.962	(1.729)	2.233
Permanent assets	18.527	45.533	64.060
Investments	3.434	46.982	50.416
Investments in affiliates and jointly controlled entities	3.022	47.192	50.214	(e)/(f)/(a)
Other investments	624	(279)	345	(f)
(Allowance for losses)	(212)	69	(143)
Real estate in use	7.412	(1.104)	6.308
Real estate in use	4.375	(1.023)	3.352
Other fixed assets	11.346	(1.482)	9.864	(g)
(Accumulated depreciation)	(8.309)	1.401	(6.908)	(g)
Goodwill	202	(155)	47	(e)
Intangible assets	7.479	(190)	7.289
Acquisition of rights to credit payroll	1.119	-	1.119	(h)/(i)
Other intangible assets	8.592	(389)	8.203	(h)/(i)/(e)/(g)
(Accumulated amortization)	(2.232)	199	(2.033)	(h)/(i)/(e)/(g)
Total assets	1.157.557	(93.592)	1.063.965
(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: REDE and Insurance, Pension Plan and Capitalização) within the Financial Conglomerate and also by the eliminations of transactions with related parties.

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Risk Management – Pillar 3

Comparisson of balance sheets – Liabilities	R$ million
Database – Sept/2014	Consolidated Balance Sheet	Differences1	Financial Conglomerate	Ref. Annex I
Liabilities	9/30/2014
Current and Long-term Liabilities	1.063.139	(98.689)	964.450
Deposits	280.976	16.015	296.991
Demand deposits	44.596	15.542	60.138
Savings deposits	113.676	-	113.676
Interbank deposits	3.642	-	3.642
Time deposits	119.062	473	119.535
Deposits received under securities repurchase agreements	304.024	8.345	312.369
Own portfolio	152.456	3.846	156.302
Third-party portfolio	126.382	4.484	130.866
Free portfolio	25.186	15	25.201
Funds from acceptances and issuance of securities	47.089	11.577	58.666
Real estate, mortgage, credit and similar notes	30.097	11.570	41.667
Foreign borrowings through securities	14.915	7	14.922
Structured Operations Certificates	2.077	-	2.077
Interbank accounts	4.874	-	4.874
Pending settlement	3.324	-	3.324
Correspondents	1.550	-	1.550
Interbranch accounts	4.732	-	4.732
Third-party funds in transit	4.691	-	4.691
Internal transfer of funds	41	-	41
Borrowings and onlending	81.659	(350)	81.309
Borrowings	37.543	(350)	37.193
Onlending	44.116	-	44.116
Derivative financial instruments	16.203	603	16.806
Technical provision for insurance, pension plan and capitalization	112.973	(112.973)	¬
Other liabilities	210.609	(21.906)	188.703
Collection and payment of taxes and contributions	4.938	(64)	4.874
Foreign exchange portfolio	41.855	466	42.321
Social and statutory	3.395	(81)	3.314
Tax and social security contributions	15.551	(2.228)	13.323	(b)/(c)/(d)
Negotiation and intermediation of securities	5.909	936	6.845
Credit card operations	50.147	(16.751)	33.396
Subordinated debt	54.472	-	54.472
Sundry	34.342	(4.184)	30.158
Deferred income	1.318	(20)	1.298
Minority interest in subsidiaries	2.324	(84)	2.240	(j)
Stockholders' equity	90.776	5.201	95.977
Capital	75.000	-	75.000	(k)
Capital reserves	893	-	893	(l)
Revenue reserves	17.059	4.217	21.276	(m)
Asset valuation adjustment	(831)	984	153	(l)
(Treasury shares)	(1.345)	-	(1.345)	(n)
Total liabilities and stockholders' equity	1.157.557	(93.592)	1.063.965
(1) Differences are mainly due to non-consolidation of non financial companies (highlighting the following companies: REDE and Insurance, Pension Plan and Capitalização) within the Financial Conglomerate and also by the eliminations of transactions with related parties.

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Risk Management – Pillar 3

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding

The following is a list of institutions that comprise the financial statements of Itaú Unibanco Holding and its subsidiaries (Accounting Balance Sheet). The Financial Conglomerate comprises financial institutions only, which are highlighted below.

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding
Institutions
Aco Ltda.	Intrag-Part Administração e Participações Ltda.
Afinco Américas Madeira, Sgps, Sociedade Unipessoal, Ltda.	Investimentos Bemge S.A.
Aj Títulos Públicos Fundo de Investimento Referenciado DI	Ipi - Itaúsa Portugal Investimentos, Sgps Lda.
Albarus S.A.	Itaú Administração Previdenciária Ltda.
Banco Del Paraná S.A.	Itaú Administradora de Consórcios Ltda.
Banco Investcred Unibanco S.A.(1)	Itaú Asia Limited
Banco Itaú (Suisse) S.A.(1)	Itaú Asia Securities Ltd.(1)
Banco Itaú Argentina S.A.(1)	Itaú Asset Management S.A. Sociedad Gerente de Fondos Comunes de Inversión
Banco Itaú BBA S.A.(1)	Itaú Bahamas Directors Ltd.
Banco Itaú BMG Consignado S.A.(1)	Itaú Bahamas Nominees Ltd.
Banco Itaú Chile S.A.(1)	Itaú Bank & Trust Bahamas Ltd.(1)
Banco Itaú International(1)	Itaú Bank & Trust Cayman Ltd.(1)
Banco Itaú Paraguay S.A.(1)	Itaú Bank, Ltd.(1)
Banco Itaú Uruguay S.A.(1)	Itaú BBA Colombia S.A. Corporacion Financiera(1)
Banco Itaú Veículos S.A.(1)	Itaú BBA Corredor de Bolsa Ltda.(1)
Banco Itaubank S.A.(1)	Itaú BBA International (Cayman) Ltd.(1)
Banco Itaucard S.A.(1)	Itaú BBA International Plc(1)
Banco Itauleasing S.A.(1)	Itaú BBA México, S.A. de C.V.
BFB Rent Administração e Locação Ltda.	Itaú BBA Participações S.A.
Bicsa Holding Ltd.	Itaú BBA Sas
Bie Cayman Ltd.	Itaú BBA Trading S.A.
Biogeração Energia S.A.	Itaú BBA Uk Securities Limited(1)
Borsen Renda Fixa Crédito Privado - Fundo de Investimento	Itaú BBA Usa Securities Inc.(1)
Cia. Itaú de Capitalização	Itaú BMG Gestão de Vendas Ltda.
Credicard Promotora de Vendas Ltda.	Itaú BMG Participação Ltda.
Creditec S.A. Soc. Crédito, Financiamento e Investimento(1)	Itaú BMG Seguradora S.A.
Ctbh Fundo de Investimento Imobiliário - Fii	Itau Cayman Directors Ltd.
Degas Empreendimentos e Participações S/A	Itau Cayman Nominees Ltd.
Dibens Leasing S.A. - Arrendamento Mercantil(1)	Itaú Chile Administradora General de Fondos S.A.
Estrel Serviços Administrativos S.A.	Itaú Chile Compañia De Seguros de Vida S.A.
Facilita Promotora Ltda.	Itaú Chile Corredora de Seguros Ltda.
Fic Promotora de Vendas Ltda.	Itaú Chile Holdings, Inc.
Fina Promoção e Serviços Ltda.	Itaú Chile Inversiones, Servicios y Administracion S.A.
Financeira Itaú CBD S.A. - Crédito, Financ. e Investimento(1)	Itaú Cia. Securitizadora de Créditos Financeiros
Fináustria Assessoria, Adm., Serv. de Créd. e Particip. Ltda.	Itaú Corretora de Valores S.A.(1)
Fondo Mutuo Etf It Now Ipsa	Itaú Distribuidora de Títulos e Valores Mobiliários S.A.(1)
Fundo de Investimento em Direitos Creditórios Crédito Privado Multisetorial	Itaú Europa Luxembourg S.A.
Fundo Fortaleza Investimento Imobiliário	Itaú Global Asset Management Limited
Garnet Corporation	Itaú Institucional Curto Prazo - Fundo de Investimento
Hipercard Banco Múltiplo S.A.(1)	Itaú International Investment LLC
Icarros Ltda.	Itaú International Securities Inc.(1)
Iga Participações S.A.	Itaú Japan Asset Management Limited
Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.(1)	Itaú Middle East Limited
(1) Institutions that also comprise the Financial Conglomerate

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Itaú Unibanco

Risk Management – Pillar 3

List of institutions that comprises the Financial Statements of Itaú Unibanco Holding
Institutions
Itaú Rent Administração e Participações S.A.	Marcep Corretagem de Seguros S.A.
Itaú Seguros S.A.	MCC Asesorías Limitada
Itaú Seguros Soluções Corporativas S.A.	MCC Securities Inc.(1)
Itaú Singapore Securities Pte. Ltd.(1)	Megabônus Negócios de Varejo Ltda.
Itaú Uk Asset Management Limited	Megbens Administração de Bens Ltda.
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento(1)	Microinvest S.A. Soc. de Crédito a Microempreendedor(1)
Itaú Unibanco Holding Cayman Branch(1)	Mundostar S.A.
Itaú Unibanco Holding S.A.(1)	Munita, Cruzat Y Claro S.A. Corredores de Bolsa(1)
Itaú Unibanco S.A. Cayman Branch(1)	Nevada Woods S.A.
Itaú Unibanco S.A. New York Branch(1)	Oca Casa Financiera S.A.(1)
Itaú Unibanco S.A. Tokyo Branch(1)	Oca S.A.(1)
Itaú Unibanco S.A.(1)	Oceânica Hospital Sistemas de Administração S.A.
Itaú Unibanco S.A.Nassau Branch(1)	Oiti Fundo de Investimento Multimercado Crédito Privado Investimento no Exterior
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.	Portonovo Companhia Securitizadora de Créditos Financeiros
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	Pró-Imóvel Promotora Ltda.
Itaú Usa Asset Management Inc.	Proserv - Promociones y Servicios S.A. de Capital Variable
Itaú Usa Inc.	Provar Negócios de Varejo Ltda.
Itaú Valores S.A.(1)	Proyek Fip
Itaú Vida E Previdência S.A.	Razac Fundo de Investimento em Participações
Itaubank Asset Management Ltda.	Recuperadora de Creditos Ltda.
Itaubank Distribuidora de Títulos e Valores Mobiliários S.A.(1)	Redecard S.A.
Itauprev Retirement Renda Fixa Crédito Privado - Fundo de Investimento	Rt Alm 5 Fundo de Investimento Renda Fixa
Itaúsa Europa Investimentos, Sgps, Lda.	Rt Alm Soberano 2 Fundo de Investimento Renda Fixa
Itaúsa Portugal - Soc. Gestora de Partic. Sociais, S.A.	Rt Defiant Multimercado - Fundo de Investimento
Itauseg Participações S.A.	Rt Endeavour Renda Fixa Crédito Privado - Fundo de Investimento
Itauseg Saúde S.A.	Rt Enterprise Curto Prazo - Fundo de Investimento
Itauvest Distribuidora de Títulos e Val. Mobiliários S.A.(1)	Rt Excelsior Renda Fixa Crédito Privado - Fundo de Investimento
Itb Holding Brasil Participações Ltda.	Rt Itaú Dj Títulos Públicos Fundo de Investimento Referenciado Di
Itb Holding Ltd.	Rt Nation Renda Fixa Fundo de Investimento
Itrust Servicios Inmobiliarios S.A.C.I.	Rt Union Renda Fixa Fundo de Investimento
Iucor Corretora de Seguros Ltda.	Rt Valiant Renda Fixa - Fundo de Investimento
Jasper International Investment LLC	Rt Voyager Renda Fixa Crédito Privado - Fundo de Investimento
Karen International Limited	Safecard - Corretora de Seguros Ltda.
Kinea Dinâmico Master Long Biased Fundo de Investimento Em Ações	Saper Participações Ltda.
Kinea I Pipe Fundo de Investimento em Ações	Topaz Holding Ltd.
Kinea I Private Equity Fip	Trishop Promoção e Serviços Ltda.
Kinea I Total Return Equity - Fundo de Investimento Em Cotas de Fundos de Invest.	Tulipa S.A.
Kinea Ii Macro Fundo de Investimento Multimercado	Ubt Finance S.A.
Kinea Investimentos Ltda.	Unibanco Empreendimentos Ltda.
Kinea Private Equity Investimentos S.A.	Unibanco Negócios Imobiliários Ltda.
LCPAR Holding Ltda.	Uni-Investment International Corp.(1)
Licania Fund Limited	Unión Capital Afap S.A.
Luizacred S.A. Soc. de Crédito, Financiamento e Investimento(1)	Universo Fundo de Investimento em Participacoes
(1) Institutions that also comprise the Financial Conglomerate

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Risk Management – Pillar 3

List of the material entities

Total assets, shareholders’ equity, and the industries of the material entities, including those subject to the risk weight for the purpose of capital requirements are as follows:

Major Institutions	R$ million
			9/30/2014		6/30/2014
Institutions of Financial Accounting Scope of Consolidations	Country	Activity	Total Asset	Equity	Total Assets	Equity
Banco Credicard S.A. (1) (2)	Brazil	Financial institution	-	-	8,309	1,146
Banco Itaú Argentina S.A. (1)	Argentina	Financial institution	4,384	529	4,309	445
Banco Itaú BBA S.A. (1)	Brazil	Financial institution	5,903	5,584	5,969	5,303
Banco Itaú BMG Consignado S.A (1)	Brazil	Financial institution	37,893	1,348	20,606	1,087
Banco Itaú Chile (1)	Chile	Financial institution	30,489	3,071	28,169	2,851
Banco Itaú Paraguay S.A. (1)	Paraguai	Financial institution	7,751	1,100	6,840	926
Banco Itaú Suisse S.A. (1)	Switzerland	Financial institution	3,538	424	2,718	403
Banco Itaú Uruguay S.A. (1)	Uruguay	Financial institution	9,745	869	8,594	750
Banco Itaucard S.A. (1)	Brazil	Financial institution	147,069	18,369	140,008	17,652
Banco Itauleasing S.A. (1)	Brazil	Financial institution	40,797	39,786	40,044	39,123
Cia. Itaú de Capitalização	Brazil	Capitalization	4,413	833	5,650	2,424
Dibens Leasing S.A. - Arrendamento Mercantil (1)	Brazil	Leasing	145,228	2,906	168,160	24,574
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	3,657	910	3,615	855
Hipercard Banco Múltiplo S.A. (1)	Brazil	Financial institution	8,974	4,847	7,587	2,167
Itau Bank, Ltd. (1)	Cayman Islands	Financial institution	31,887	2,036	21,091	1,782
Itau BBA Colombia S.A. Corporación Financiera (1)	Colombia	Financial institution	464	389	461	379
Itaú BBA International PLC (1)	United Kingdom	Financial institution	15,015	2,416	13,459	2,139
Itaú BBA USA Securities Inc. (1)	United States	Broker	5,960	1,142	4,650	1,022
Itaú BMG Seguradora S.A.	Brazil	Insurance	199	70	189	68
Itaú Corretora de Valores S.A. (1)	Brazil	Broker	4,996	2,393	4,077	2,298
Itaú Seguros S.A.	Brazil	Insurance	14,114	7,491	18,936	7,512
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento (1)	Brazil	Consumer Finance Credit	4,233	3,683	4,130	3,615
Itaú Unibanco S.A. (1)	Brazil	Financial institution	1,085,044	49,224	1,084,561	47,083
Itaú Vida e Previdência S.A.	Brazil	Pension Plan	106,722	5,143	102,249	5,785
Luizacred S.A. Soc. Cred. Financiamento Investimento (1)	Brazil	Consumer Finance Credit	4,330	590	4,264	553
Redecard S.A. - REDE	Brazil	Acquirer	42,921	12,928	41,663	12,595
(1) Financial Conglomerate Institutions
(2) Institution incorporated on 08/31/2014 by Banco Itaucard S.A.

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Risk Management – Pillar 3

4	Investments in other entities

4.1	Investments in other entities not classified in the trading book

The financial statements of Itaú Unibanco and its subsidiaries have been prepared in accordance with accounting practices adopted in Brazil, as established by Brazilian Corporate Law, together with National Monetary Council, BACEN, and Brazilian Securities and Exchange Commission (CVM) regulations, in the latter case when such regulations are not inconsistent with BACEN regulations.

The permanent interests held in other entities, except those measured at book value (equity method of accounting), which we intend to hold for a long term, are classified in Permanent Assets and measured at their acquisition cost (cost method). Investments measured under the cost method are stated at their historical amount, i.e., the price the company paid to acquire them. The investor does not account for the profits or losses of an investee, except when related to the dividends based on profits obtained, when distributed.

Investments in other companies which there is no intention to hold for a long term are classified as Securities and, based on the designation defined pursuant to Management strategies, they are recognized at fair value, in other comprehensive income.

In accordance with the qualitative characteristics of useful financial information, Itaú Unibanco substantially applies its policies on a systematic basis, thus ensuring the consistency and comparability of its information, except when otherwise required by regulators, under amended regulations.

In 2014 there were no significant amendments to policies related to equity interests.

For further information on Itaú Unibanco’s accounting policies, please see Note 4 – Summary of Significant Accounting Policies, to the Consolidated Financial Statements, that can be found on the website www.itau-unibanco.com.br/ri.

The following is the amount of investments not classified in the trading book and comprises the investments recognized in permanent assets, except the investments valued using the equity method, and the stock investments, classified as Securities not classified in the trading book.

Investments in other entities	R$ million
	Financial Conglomerate?
	9/30/2014	6/30/2014
Carrying Amount	679.9	677.2
Public	76.4	62.4
Private	603.5	614.8
Fair value	810.6	807.9
Public	204.9	185.7
Private	605.6	622.3
Gain or losses arising on investments in other entities	(2.4)	(2.2)
Recognized and unrealized gain or losses	(218.9)	(219.9)
Unrecognized and unrealized gain or losses	130.7	130.7

Capital required for investments in other entities not classified in the trading book according to the criteria described in the paragraph above was R$ 67.2 million during the third quarter of 2014.

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Risk Management – Pillar 3

5	Credit Risk

5.1	Framework and Treatment

Credit risk is the possibility of losses associated with: failure by a borrower, issuer or counterparty to fulfill their respective financial obligations as defined in the contracts; value loss of credit agreements resulting from deterioration of the borrower’s issuer’s or counterparty’s credit rating; reduction of profits or income; benefits granted upon subsequent renegotiations; or debt recovery costs.

Itaú Unibanco’s credit risk management and control structure establishes operational limits, risk mitigation mechanisms and processes, and instruments to measure, monitor and control risk that can quantify the credit risk inherent to all products, portfolio concentrations and the impacts of potential changes in the economic environment. The Bank’s portfolio, policies and strategies are continuously monitored so as to ensure compliance with the rules and laws in effect in each country.

Itaú Unibanco’s credit risk management is the primary responsibility of all Business Areas and is aimed at maintaining the quality of the credit portfolio at levels that are consistent with the institution’s risk appetite, for each market segment in which it operates. The Business Areas have to:

•	Follow up and closely monitor the portfolios under their responsibility;
•	Grant credit in accordance to the authority levels, market conditions, macroeconomic prospects, changes in markets and products and the effects of sector and geographic concentrations;
•	Manage credit risk adopting actions that provide sustainability to its business.

Itaú Unibanco’s credit policy is based on internal factors, such as: client rating criteria, performance and evolution of the portfolio, default levels, return rates, and the allocated economic capital; and on external factors, related to the economic environment, interest rates, market default indicators, inflation and changes in consumption.

Itaú Unibanco has a structured process to maintain a diversified portfolio, which is considered appropriate by the institution. The concentrations are monitored continuously for economic sectors, and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

The credit risk management governance is conducted through collegiate bodies that are subordinated to the Board of Directors or the executive structure of Itaú Unibanco, and act primarily by assessing the competitive market conditions, setting the credit limits for the institution, reviewing control practices and policies and approving the actions at the respective authority levels. The risk communication and reporting process, including disclosure of institutional policies on credit risk management, are responsibility of this structure.

The credit risk control is carried out by an independent executive area segregated from the business units, as required by the current regulation. Among others, the mains responsibilities of the credit risk control area are to:

•	Monitor and control the performance of the credit portfolios in view of the limits approved by senior management;
•	Conduct the centralized control of the credit risk segregated from the business units;
•	Manage the process of preparation, review and approval of institutional policies of credit risk, meeting the regulatory guidelines;
•	Monitor the adequacy of the level of the Referential Equity with respect to the credit risk assumed;
•	Assess the credit risk of the operations at the authority levels appointed by the credit commissions.

The policies and products’ evaluation process enables the Itaú Unibanco to identify potential risks in order to ensure that credit decisions make sense from an economic and risk perspective.

Itaú Unibanco’s centralized process for approving credit policies and validating models ensures the synchronization of credit actions.

The credit rating process for wholesale transactions is based on information such as the economic and financial condition of the counterparty, its cash-generating capabilities, the economic group to which it belongs, the current and prospective situation of the economic sector in which it operates. Credit proposals are analyzed on a case-by-case basis through the approval governance.

With respect to retail transactions (individuals, small and medium companies), ratings are assigned based on statistical application and behavior score models. Decisions are met based on continuously monitored scoring models. Extraordinarily, an individual analysis of specific cases may be performed, in which case credit approval follows the applicable authority levels.

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Risk Management – Pillar 3

Additionally, the risk assessment of both the retail segments and the wholesale segment incorporate client debts both to Itaú and the market.

Itaú Unibanco rates government securities and other debt instruments according to their credit quality with the purpose of managing the exposures.

Itaú Unibanco strictly controls credit exposure to clients and counterparties, acting on occasional limit breaches. In this sense, contractual covenants may be used, such as the right to demand early payment or require of additional collateral.

Itaú Unibanco counts on a specific structure and processes aimed at ensuring that the country risk is managed and controlled, including: (i) country risk governance; (ii) country ratings; (iii) credit limits for countries; (iv) limits monitoring; and (v) actions for limit breaches.

In line with the principles of CMN Resolution 3,721, Itaú Unibanco’s credit risk management structure and institutional policy are approved by its Board of Directors, applicable to all companies and subsidiaries in Brazil and abroad.

The guidelines of the institutional credit risk management policy can be accessed at http://www.itau-unibanco.com/ri, under Corporate Governance, Regulations and Policies, Public Access Report – Credit Risk.

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Risk Management – Pillar 3

5.2	Credit Portfolio Analysis

Evolution of the Credit Portfolio

The information presented in the following tables allow the analysis of the credit portfolio, and its behavior, from different view stands: operations with credit granting characteristics segregated by Brazil Geographic Regions, by Countries, economic sector, by type of product and remaining maturity, concentration of the credit portfolio on largest debtors and the amount of the overdue transactions and allowance for loan losses.

Operations with Credit Granting Characteristics by Brazil Geographic Regions and by Countries

Operations with Credit(1) Granting Characteristics in Brazil: Exposure	R$ million
	9/30/2014						6/30/2014
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	123,424	21,742	7,375	29,046	13,312	194,899	186,850
Rural Loans	165	29	-	3	9	206	198
Real State	23,320	1,823	273	1,261	1,300	27,977	26,578
Payroll	19,235	4,119	2,824	6,386	3,263	35,827	29,359
Vehicle and Leasing	17,187	4,614	1,443	3,612	3,066	29,922	32,139
Credit card	38,912	7,871	2,272	16,012	3,852	68,919	66,522
Endorsements and Sureties	490	4	1	3	41	539	516
Personal Loans (Other)	24,115	3,282	562	1,769	1,781	31,509	31,538
Companies	256,832	22,909	2,580	10,230	6,584	299,135	294,125
Rural Loans	3,960	3,250	8	166	406	7,790	6,939
Investments	59,561	8,098	955	4,188	2,443	75,245	74,488
Import and Export	21,669	1,204	432	411	280	23,996	23,305
Working Capital, Discount Bonds and Guaranteed Account	97,330	9,430	1,105	5,024	3,149	116,038	115,591
Endorsements and Sureties	71,794	511	26	231	137	72,699	70,798
Other	2,518	416	54	210	169	3,367	3,004
Total	380,256	44,651	9,955	39,276	19,896	494,034	480,975
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics by Countries: Exposure						R$ million
	9/30/2014											6/30/2014
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdom	Switzerland	Uruguay	Other	Total	Total
Individuals	194,899	979	9,947	-	-	2,180	-	-	1,558	-	209,563	200,399
Rural Loans	206	-	-	-	-	-	-	-	-	-	206	198
Real State	27,977	2	6,357	-	-	118	-	-	152	-	34,606	32,757
Payroll	35,827	-	-	-	-	-	-	-	-	-	35,827	29,359
Vehicle and Leasing	29,922	-	-	-	-	144	-	-	-	-	30,066	32,272
Credit card	68,919	661	653	-	-	672	-	-	971	-	71,876	69,096
Endorsements and Sureties	539	-	64	-	-	-	-	-	6	-	609	581
Personal Loans (Other)	31,509	316	2,873	-	-	1,246	-	-	429	-	36,373	36,136
Companies	299,135	2,529	18,040	190	2,379	2,974	7,269	1,702	3,276	157	337,651	330,201
Rural Loans	7,790	-	-	-	-	-	-	-	-	-	7,790	6,939
Investments	75,245	3	1,742	-	-	11	29	-	79	-	77,109	76,248
Import and Export	23,996	223	-	-	2,174	-	1,624	1,579	-	-	29,596	28,741
Working Capital, Discount Bonds and Guaranteed Account	116,038	2,245	14,448	190	-	2,901	5,425	-	3,047	39	144,333	141,975
Endorsements and Sureties	72,699	58	1,850	-	205	61	191	123	150	118	75,455	73,293
Other	3,367	-	-	-	-	1	-	-	-	-	3,368	3,005
Total	494,034	3,508	27,987	190	2,379	5,154	7,269	1,702	4,834	157	547,214	530,600
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Quarterly Average Exposure			R$ million
	9/30/2014						6/30/2014
	Southeast	South	North	Northeast	Midwest	Brazil	Brazil
Individuals	123,048	21,073	6,800	27,260	12,694	190,875	184,574
Rural Loans	160	30	-	2	10	202	207
Real State	22,761	1,754	267	1,236	1,260	27,278	25,998
Payroll	17,902	3,787	2,419	5,699	2,786	32,593	26,642
Vehicle and Leasing	17,810	4,754	1,520	3,753	3,194	31,031	33,403
Credit card	39,788	7,468	2,037	14,805	3,623	67,721	66,154
Endorsements and Sureties	479	3	1	3	41	527	520
Personal Loans (Other)	24,148	3,277	556	1,762	1,780	31,523	31,650
Companies	254,208	22,886	2,570	10,278	6,688	296,630	292,929
Rural Loans	3,703	3,082	9	161	410	7,365	7,112
Investments	59,125	8,145	953	4,183	2,461	74,867	74,810
Import and Export	21,353	1,203	440	403	252	23,651	24,212
Working Capital, Discount Bonds and Guaranteed Account	96,794	9,553	1,091	5,091	3,285	115,814	113,763
Endorsements and Sureties	70,866	490	26	232	133	71,747	70,060
Other	2,367	413	51	208	147	3,186	2,972
Total	377,256	43,959	9,370	37,538	19,382	487,505	477,503
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

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Risk Management – Pillar 3

Operations with Credit(1) Granting Characteristics by Countries: Quarterly Average Exposure						R$ million
	9/30/2014											6/30/2014
	Brazil	Argentina	Chile	Colombia	United States of America	Paraguay	United Kingdom	Switzerland	Uruguay	Other	Total	Total
Individuals	190,875	834	9,679	-	-	2,064	-	-	1,530	-	204,982	197,912
Rural Loans	202	-	-	-	-	-	-	-	-	-	202	207
Real State	27,278	2	6,147	-	-	109	-	-	146	-	33,682	32,077
Payroll	32,593	-	-	-	-	-	-	-	-	-	32,593	26,642
Vehicle and Leasing	31,031	-	-	-	-	138	-	-	-	-	31,169	33,537
Credit card	67,721	533	633	-	-	638	-	-	962	-	70,487	68,720
Endorsements and Sureties	527	-	61	-	-	-	-	-	6	-	594	577
Personal Loans (Other)	31,523	299	2,838	-	-	1,179	-	-	416	-	36,255	36,152
Companies	296,630	2,438	17,443	183	2,217	2,796	6,953	1,987	3,128	151	333,926	328,869
Rural Loans	7,365	-	-	-	-	-	-	-	-	-	7,365	7,112
Investments	74,867	2	1,692	-	-	11	30	-	77	-	76,679	76,578
Import and Export	23,651	180	-	-	2,030	-	1,441	1,867	-	-	29,169	29,170
Working Capital, Discount Bonds and Guaranteed Account	115,815	2,206	13,914	183	-	2,725	5,360	-	2,914	38	143,155	140,129
Endorsements and Sureties	71,747	50	1,837	-	187	59	122	120	137	113	74,372	72,907
Other	3,185	-	-	-	-	1	-	-	-	-	3,186	2,973
Total	487,505	3,272	27,122	183	2,217	4,860	6,953	1,987	4,658	151	538,908	526,781
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit Granting Characteristics by Economic Sector

The composition of loan portfolios by economic sector is presented below:

Operations with Credit Granting Characteristics in Brazil(1): Exposure				R$ million
	9/30/2014								6/30/2014
Individuals	Rural Loans	Real State	Payroll	Vehicle and Leasing	Credit Card	Endorsements and Sureties	Personal Loans (Other)	Total	Total
Total	206	34,607	35,827	30,066	71,876	609	36,373	209,564	200,399
(1) The amount includes endorsements, sureties and committed loans, net of allowance for loan losses.

Operations with Credit(1) Granting Characteristics in Brazil: Exposure							R$ million
	9/30/2014														6/30/2014
	Rural Loans		Investments		Import and Export		Working Capital, Discount Bonds and Guaranteed		Endorsements and Sureties		Other		Total		Total
Companies	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%	Total	%
Public Sector	-	0.0%	2,044	2.7%	-	0.0%	2,685	1.9%	1,390	1.8%	-	0.0%	6,119	1.8%	6,274	1.9%
ENERGY	-	0.0%	41	0.1%	-	0.0%	12	0.0%	-	0.0%	-	0.0%	53	0.0%	507	0.2%
PETROCHEMICAL AND CHEMICAL	-	0.0%	1,867	2.4%	-	0.0%	2,516	1.7%	1,304	1.7%	-	0.0%	5,687	1.7%	5,427	1.7%
SUNDRY	-	0.0%	136	0.2%	-	0.0%	157	0.1%	86	0.1%	-	0.0%	379	0.1%	340	0.1%
PRIVATE SECTOR	7,790	100.0%	75,065	97.3%	29,596	100%	141,647	98.1%	74,065	98.2%	3,368	100%	331,531	98.2%	323,927	98.1%
SUGAR AND ALCOHOL	543	7.0%	6,771	8.8%	2,393	8.1%	966	0.7%	735	1.0%	113	3.4%	11,521	3.4%	10,767	3.3%
AGRIBUSINESS AND FERTILIZERS	1,539	19.8%	2,638	3.4%	4,274	14.4%	5,121	3.5%	1,843	2.4%	64	1.9%	15,479	4.6%	14,535	4.4%
FOOD AND BEVERAGE	1,170	15.0%	4,405	5.7%	1,742	5.9%	4,922	3.4%	8,057	10.7%	92	2.7%	20,388	6.0%	19,840	6.1%
BANKS AND OTHER FINANCIAL INSTITUTIONS	409	5.3%	138	0.2%	16	0.1%	4,707	3.3%	4,269	5.7%	6	0.2%	9,545	2.8%	8,039	2.5%
CAPITAL ASSETS	140	1.8%	3,776	4.9%	1,009	3.4%	3,958	2.7%	2,311	3.1%	271	8.0%	11,465	3.4%	11,651	3.6%
PULP AND PAPER	118	1.5%	842	1.1%	1,017	3.4%	1,380	1.0%	353	0.5%	9	0.3%	3,719	1.1%	3,561	1.1%
ELECTRONIC AND IT	2	0.0%	852	1.1%	361	1.2%	3,176	2.2%	2,534	3.4%	130	3.9%	7,055	2.1%	7,273	2.2%
PACKAGING	-	0.0%	623	0.8%	425	1.4%	1,140	0.8%	595	0.8%	94	2.8%	2,877	0.9%	2,685	0.8%
ENERGY AND SEWAGE	11	0.1%	3,812	4.9%	4	0.0%	3,375	2.3%	6,771	9.0%	3	0.1%	13,976	4.1%	14,068	4.3%
EDUCATION	1	0.0%	240	0.3%	1	0.0%	990	0.7%	667	0.9%	32	1.0%	1,931	0.6%	1,945	0.6%
PHARMACEUTICALS AND COSMETICS	1	0.0%	532	0.7%	383	1.3%	3,391	2.3%	2,716	3.6%	92	2.7%	7,115	2.1%	6,851	2.1%
REAL ESTATE AGENTS	10	0.1%	10,829	14.0%	9	0.0%	15,304	10.6%	1,691	2.2%	122	3.6%	27,965	8.3%	28,556	8.7%
ENTERTAINMENT AND TOURISM	1	0.0%	518	0.7%	30	0.1%	3,062	2.1%	424	0.6%	135	4.0%	4,170	1.2%	4,230	1.3%
WOOD AND FURNITURE	73	0.9%	795	1.0%	289	1.0%	1,740	1.2%	163	0.2%	68	2.0%	3,128	0.9%	3,343	1.0%
CONSTRUCTION MATERIAL	3	0.0%	1,915	2.5%	427	1.4%	2,802	1.9%	1,774	2.4%	80	2.4%	7,001	2.1%	7,174	2.2%
STEEL AND METALLURGY	45	0.6%	2,290	3.0%	2,263	7.6%	4,428	3.1%	3,128	4.1%	166	4.9%	12,320	3.6%	12,749	3.9%
MEDIA	-	0.0%	943	1.2%	77	0.3%	454	0.3%	682	0.9%	16	0.5%	2,172	0.6%	2,116	0.6%
MINING	-	0.0%	1,144	1.5%	575	1.9%	3,954	2.7%	2,553	3.4%	9	0.3%	8,235	2.4%	8,042	2.5%
INFRASTRUCTURE WORK	-	0.0%	1,318	1.7%	861	2.9%	2,593	1.8%	1,971	2.6%	65	1.9%	6,808	2.0%	6,988	2.1%
OIL AND GAS	8	0.1%	862	1.1%	399	1.3%	2,965	2.1%	1,570	2.1%	47	1.4%	5,851	1.7%	5,616	1.7%
PETROCHEMICAL AND CHEMICAL	211	2.7%	1,330	1.7%	996	3.4%	4,304	3.0%	2,496	3.3%	154	4.6%	9,491	2.8%	8,796	2.7%
HEALTH CARE	-	0.0%	735	1.0%	49	0.2%	1,167	0.8%	500	0.7%	29	0.9%	2,480	0.7%	2,368	0.7%
INSURANCE AND REINSURANCE AND PENSION	-	0.0%	1	0.0%	-	0.0%	3	0.0%	63	0.1%	-	0.0%	67	0.0%	76	0.0%
TELECOMMUNICATIONS	-	0.0%	567	0.7%	-	0.0%	1,002	0.7%	8,416	11.2%	7	0.2%	9,992	3.0%	9,452	2.9%
CLOTHING AND FOOTWEAR	70	0.9%	1,194	1.5%	707	2.4%	2,900	2.0%	508	0.7%	119	3.5%	5,498	1.6%	5,645	1.7%
TRADING	26	0.3%	169	0.2%	893	3.0%	731	0.5%	319	0.4%	31	0.9%	2,169	0.6%	2,260	0.7%
TRANSPORTATION	10	0.1%	11,211	14.5%	844	2.9%	5,400	3.7%	2,206	2.9%	339	10.1%	20,010	5.9%	20,574	6.3%
DOMESTIC APPLIANCES	-	0.0%	210	0.3%	106	0.4%	2,209	1.5%	793	1.1%	38	1.1%	3,356	1.0%	3,503	1.1%
VEHICLES AND AUTOPARTS	2	0.0%	5,477	7.1%	2,922	9.9%	6,357	4.4%	6,208	8.2%	161	4.8%	21,127	6.3%	21,040	6.4%
THIRD SECTOR	-	0.0%	31	0.0%	-	0.0%	2,878	2.0%	35	0.0%	3	0.1%	2,947	0.9%	2,209	0.7%
PUBLISHING AND PRINTING	-	0.0%	179	0.2%	29	0.1%	763	0.5%	224	0.3%	61	1.8%	1,256	0.4%	1,307	0.4%
COMMERCE - SUNDRY	23	0.3%	1,509	2.0%	460	1.6%	11,401	7.9%	2,842	3.8%	280	8.3%	16,515	4.9%	16,564	5.1%
INDUSTRY - SUNDRY	7	0.1%	130	0.2%	3,559	12.0%	3,050	2.1%	183	0.2%	215	6.4%	7,144	2.1%	5,972	1.8%
SUNDRY SERVICES	64	0.8%	2,357	3.1%	2,130	7.2%	19,112	13.2%	1,920	2.5%	262	7.8%	25,845	7.7%	25,376	7.8%
SUNDRY	3,303	42.4%	4,722	6.1%	346	1.2%	9,942	6.9%	2,545	3.4%	55	1.6%	20,913	6.2%	18,753	4.8%
Total	7,790	100.0%	77,109	100.0%	29,596	100.0%	144,332	100.0%	75,455	100.0%	3,368	100.0%	337,650	100.0%	330,201	100%
(1) Including sureties, endorsements and credit commitments, netted from allowance for loan losses.

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Risk Management – Pillar 3

Remaining maturity of loan transactions

The table below presents the remaining maturity of credit risk operations detailed by type of products:

Remaining maturities of loan transactions (1)								R$ million
	9/30/2014				6/30/2014
	up to 6 months	6 to 12 months	1 to 5 years	above 5 years	up to 6 months	6 to 12 months	1 to 5 years	above 5 years
Individuals	62,029	5,675	74,737	37,706	61,401	5,681	71,727	33,753
Rural Loans	41	57	89	19	67	16	96	20
Real State	378	34	791	33,448	366	49	776	31,600
Payroll	190	564	31,792	3,215	299	513	27,368	1,138
Vehicle and Leasing	834	2,440	26,727	11	843	2,339	29,029	17
Credit card	52,953	-	-	-	51,765	-	-	¬
Guarantees	115	261	132	101	86	220	178	98
Personal Loans (Other)	7,518	2,319	15,206	912	7,975	2,544	14,280	880
Companies	78,115	30,761	114,081	84,502	77,262	29,572	111,697	79,301
Rural Loans	3,432	2,585	1,495	264	3,461	1,452	1,680	336
Investments	3,802	5,954	43,073	18,393	4,426	5,431	42,341	17,163
Import and Export	10,973	3,733	11,798	3,129	10,981	3,405	10,929	2,734
Working Capital, Discount Bonds and Guaranteed Account	49,684	11,496	44,750	14,085	49,021	12,281	42,762	13,137
Endorsements and Sureties	9,717	6,841	10,599	48,295	9,094	6,667	11,768	45,762
Other	507	152	2,366	336	279	336	2,217	169
Total	140,144	36,436	188,818	122,208	138,663	35,253	183,424	113,054
(1) Do not include loan commitments.

Credit Concentration on the Major Debtors

Concentration of Largest Clients with Credit Granting Characteristics			R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations (1)	9/30/2014		6/30/2014		9/30/2013
Largest debtor	5,128	1.0%	4,827	1.0%	4,958	1.1%
10 largest debtors	31,242	6.2%	30,752	6.3%	29,132	6.4%
20 largest debtors	51,164	10.2%	49,911	10.2%	45,247	9.9%
50 largest debtors	84,618	16.8%	82,539	16.9%	73,874	16.2%
100 largest debtors	114,083	22.7%	110,954	22.8%	100,741	22.1%
(1) The amounts include endorsements and sureties. Do not include loan commitments.

Concentration of Major Clients with Credit Granting Characteristics			R$ million
	Exposure	% of portfolio	Exposure	% of portfolio	Exposure	% of portfolio
Loan, Lease and Other Credit Operations and Securities of Companies and Financial Institutions (1)	9/30/2014		6/30/2014		9/30/2013
Largest debtor	5,379	0.9%	5,003	0.9%	5,160	1.0%
10 largest debtors	39,203	6.7%	38,709	6.9%	38,515	7.4%
20 largest debtors	65,772	11.3%	63,405	11.3%	60,618	11.7%
50 largest debtors	113,885	19.6%	109,240	19.6%	98,274	18.9%
100 largest debtors	152,507	26.2%	146,682	26.3%	132,316	25.5%
(1) The amounts include endorsements and sureties. Do not include loan commitments.

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Risk Management – Pillar 3

Overdue Amounts

The table below presents the balance of overdue amounts:

Overdue Amounts: by Brazil Regions and Countries						R$ million
	9/30/2014					6/30/2014
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Southeast	5.051	1.655	3.514	4.994	303	4.967	2.095	4.084	4.576	321
South	1.086	300	667	903	84	962	357	725	870	112
North	316	96	186	227	22	401	116	193	235	23
Northeast	869	317	753	1.048	56	866	346	753	906	60
Midwest	593	168	376	459	34	576	213	381	468	44
Brazil	7.915	2.536	5.496	7.631	499	7.772	3.127	6.136	7.055	560
Foreign	578	59	137	121	44	373	64	65	100	7
Total	8.493	2.595	5.633	7.752	543	8.145	3.191	6.201	7.155	567

Overdue Amounts: by Economic Sector						R$ million
	9/30/2014					6/30/2014
	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days	15 to 60 days	61 to 90 days	91 to 180 days	181 to 360 days	Above 360 days
Public Sector	1	1	-	-	-	1	-	-	-	-
Private Sector	8.492	2.594	5.633	7.752	543	8.144	3.191	6.201	7.155	567
Companies	2.313	661	1.416	2.601	206	1.804	890	1.770	2.111	213
Industry and Commerce	1.033	435	893	1.381	112	934	397	954	1.346	126
Services	1.093	214	484	1.012	84	809	484	610	731	80
Primary	153	6	31	196	6	53	8	204	32	6
Other	34	6	8	12	4	8	1	2	2	1
Individuals	6.179	1.933	4.217	5.151	337	6.340	2.301	4.431	5.044	354
Total	8.493	2.595	5.633	7.752	543	8.145	3.191	6.201	7.155	567

Allowance for Loan Losses

In order to be hedged against losses arising from loan operations, Itaú Unibanco takes into consideration all the aspects that determine the client’s credit risk to determine the provision level that is appropriate to the risk incurred in each operation. For each operation, the assessment and the client or economic group rating, the operation rating, and the possible existence of past due amounts are taken into account and the volume of the regulatory provision is determined.

Itaú Unibanco recognizes an allowance in addition to that minimum required by BACEN, aiming at ensuring an allowance level compatible with the expected loss, according to internal models credit risk measurement. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery in the event of default, of transactions.

Allowance for Loan Losses - Quarterly evolution					R$ million
	9/30/2014				6/30/2014
	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance	Opening Balance	Necessary accounting net provisions	Write-Off	Final Balance
Public Sector	(3)	(1)	-	(4)	(3)	-	-	(3)
Private Sector	(24,494)	(4,786)	4,078	(25,202)	(24,988)	(4,436)	4,930	(24,494)
Companies	(8,470)	(2,369)	1,490	(9,349)	(8,455)	(1,509)	1,494	(8,470)
Industry and Commerce	(4,843)	(1,209)	965	(5,087)	(4,876)	(858)	891	(4,843)
Services	(3,443)	(866)	536	(3,773)	(3,386)	(617)	560	(3,443)
Primary	(169)	(251)	(16)	(436)	(178)	(19)	28	(169)
Other	(15)	(43)	5	(53)	(15)	(15)	15	(15)
Individuals	(16,024)	(2,417)	2,588	(15,853)	(16,533)	(2,927)	3,436	(16,024)
Total	(24,497)	(4,787)	4,078	(25,206)	(24,991)	(4,436)	4,930	(24,497)

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Risk Management – Pillar 3

Mitigating Instruments

Itaú Unibanco uses guarantees aiming at increasing resiliencies in operations with credit risk. The using guarantees can be personal guarantees, secured guarantees, legal structures with mitigating power and netting arrangements. There are normative and institutional credit policies governing the use of collateral.

To be considered as risk reduction instrument, the guarantees need to comply with requirements and determinations of the regulations that govern the guarantees, whether internal or external and are legally valid (effective), enforceable and regularly evaluated.

The collaterals used can generate risk mitigation. The impact of asset assignment collaterals and purchased credit derivative hedges results from the collateral replacement, where a borrower’s risk parameters are replaced by the guarantor’s risk parameters. When used for managerial purposes, in the case of collateral assets and the legal structures with mitigation capabilities and offsetting agreements, risk mitigation in made based on methodologies jointly established and approved by the business units in charge of credit risk management and the centralized credit risk control department.

These methodologies take into consideration factors related to the legal enforceability of collaterals, the necessary costs of enforcing them, and the expected recoverable amount, taking into consideration market volatility and liquidity.

Itaú Unibanco also uses credit derivatives, such as single name CDS, to mitigate the credit risk of its portfolios of securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

The credit limits are continuously monitored and changed according to client behavior. Thus, the potential loss values represent a fraction of the amount available.

The table below presents the total amount mitigated by risk mitigating instruments, as defined in BACEN Circular No. 3,644, 3rd paragraph.

It is worth noting that purchase and sale commitments and residential real estate or first mortgage-backed loan operations are considered when determining risk weights assets.

Total Mitigation	R$ million
	Financial Conglomerate
	9/30/2014	6/30/2014
Demand Deposits	287,078	272,814
FPR 0%	287,078	272,814
Securities	7,381	5,957
FPR 0%(1)	7,381	5,698
FPR 20%(1)	-	259
Personal Guarantee	24,571	335
FPR 50%	24,571	335
(1) Changes based on Circular 3,714.

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Itaú Unibanco

Risk Management – Pillar 3

Counterparty Credit Risk

Itaú Unibanco sees the credit risk of the counterparty as a possibility of noncompliance, by a given counterparty, with obligations related to the settlement of transactions that involve the trading of financial assets with a bilateral risk, including those related to the settlement of derivative financial instruments. Additionally, Itaú Unibanco includes the risk of deterioration of the credit quality of the counterparty in its risk assessment.

Itaú Unibanco’s structure for managing, monitoring and controlling the counterparty credit risk arising from derivative financial instruments and other complex financial instruments, as well as from operations with variable indexes, is inserted in the credit risk management structure.

The table below presents the notional of the contracts of Itaú Unibanco that are subject to counterparty credit risk:

Notional of Contracts Subject to Counterparty Credit Risk	R$ million
	Financial Conglomerate?
	9/30/2014	6/30/2014	9/30/2013
Notional Amount(1)
Liquidated in Liquidation Systems (Stock Exchange)	895,807	1,217,957	1,266,311
Not Liquidated in Liquidation Systems (Over-The-Counter)	809,487	614,403	688,129
With Guarantees	231,189	142,681	214,215
Without Guarantees	578,299	471,722	473,914
(1) Unsettled transactions and Repurchase agreements equal to the accounting value

The table below presents the exposures of the contracts of Itaú Unibanco that are subject to counterparty credit risk:

Exposure of Contracts Subject to Counterparty Credit Risk	R$ million
	Financial Conglomerate?
	9/30/2014	6/30/2014	9/30/2013
Total Gross Positive Amount	252,547	181,209	232,253
Liquidated in Liquidation Systems (Stock Exchange)	4,675	4,212	3,925
Not Liquidated in Liquidation Systems (Over-The-Counter)	247,872	176,997	228,328
Derivatives	10,392	8,345	8,379
Unsettled transactions	44,902	36,130	55,022
Repurchase agreements	192,579	132,522	164,927
(-) Amounts related to Netting Arrangements	(4,142)	(2,542)	(3,324)
(-) Gross Guarantees	(367)	(660)
(-) Guarantees	(196,835)	(137,160)	(170,708)
(=) Net Global Exposure to the Counterparty Credit Risk	51,203	40,847	61,545

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Risk Management – Pillar 3

Acquisitions, Sale or Transfer of Financial Assets

The acquisition of financial assets follows the same policies and the same credit governance established for the portfolios originated at Itaú Unibanco, where decision-making is based on the objective assessment of the borrowers’ credit risk. Financial asset acquisitions can aim at increasing loan portfolio diversification or meeting the clients’ demands for liquidity. The purpose of the sale and transfer of financial assets is to meet investor demand for credit assets and be used as a portfolio credit risk management instrument.

Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

Since beginning January 2012, as provided for by CMN Resolution No. 3,533 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

Sale or Transfer of Financial Assets	R$ million
	9/30/2014	6/30/2014	9/30/2013
Balance of exposures assigned with significant withholding of risks and benefits	239	257	322
Balance of sale of exposure with substantial retention of risks and benefits	3.843	3.668	-
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	3.843	3.668	-
Financial institutions	-	-	-
Specific Purpose Company (SPE)	-	-	-
Balance of sale of exposure without substantial transfer or retention of risks and	-	-	-

Sale or Transfer of Financial Assets			R$ million
	3rd quarter of 2014	2nd quarter 2014	1st quarter 2014	4th quarter 2013	3rd quarter 2013
Flow of sale exposure in the quarter with substantial transfer of risks and rewards	770	1,517	93	275	124
Credit rights Investments Fund (FIDC)	-	68	-	15	95
Securitization Companies	607	1,414	93	260	29
Financial institutions	29	35	-	-	-
Specific Purpose Company (SPE)			-	-
Other(1)	134	-	-	-
Total exposures assigned honored, repurchased, or written-off	195	139	230	289	-
(1)  Transfer of college credits held with the public sector

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Risk Management – Pillar 3

Acquisition of Financial Assets			R$ million
	9/30/2014	6/30/2014	9/30/2013
Acquisitions of loan portfolios WITH the retention of assignor's risks and rewards
a) By type of exposure	5,988	2,419	4,825
Individuals - Payroll	1,483	109	3,769
Individuals - Vehicle and Leasing	3,049	2,300	1,033
Companies -Loans (CCB)	1,414	10	23
Companies - Other	42		-
b) By type of assignor	5,988	2,419	4,825
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	5,988	2,419	4,825
Specific Purpose Company (SPE)	-	-	-

Acquisition of Financial Assets			R$ million
	9/30/2014	6/30/2014	9/30/2013
Acquisitions of loan portfolios with NO retention of assignor’s risks and rewards
a) By type of exposure	10,686	8,907	3,808
Individuals - Payroll	10,686	8,907	3,808
b) By type of assignor	10,686	8,907	3,808
Credit rights Investments Fund (FIDC)	-	-	-
Securitization Companies	-	-	-
Financial institutions	10,686	8,907	3,808
Specific Purpose Company (SPE)	-	-	-

Operations of Securitization

Itaú Unibanco’s portfolio includes securities arising from securitization processes. The portfolio is made up of Securitized Real Estate Loans (CRI), quotas of Credit Rights Investment Funds (FIDC) and Agribusiness Receivables Certificate (CRA).

The CRIs are backed by real estate loans and predominantly are not subordinated. The quotas of FIDCs are usually senior and backed by receivables, such as trade notes, promissory notes. The CRAs are backed by receivables linked to agribusiness.

Itaú Unibanco classifies securities arising from securitization processes based on the governance of products determined, and the credit is approved at the proper authority levels. The balances of these operations are presented below.

Operations with Securities Arising from Securitization Process(1)	R$ million
	Financial Conglomerate?
	9/30/2014	6/30/2014	9/30/2013
CRI	14,677	13,464	8,820
Mortgage Loans	14,677	13,464
Single-Tranche	12,033	10,678
Senior	-	-
Subordinated	2,644	2,786
CRA	46	64	156
Credit Related to Agribusiness	46	64
Single-Tranche	46	64
Senior	-	-
Subordinated	-	-
FIDC	91	125	220
Credit Rights	91	125
Single-Tranche	-	-
Senior	71	94
Subordinated	20	31
Total	14,814	13,653
(1) values of traditional securitization

Itaú Unibanco follows risk retention guidelines as defined at Resolutions 3,533, 3,673 and 3,895 of the CMN.

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Risk Management – Pillar 3

Then there is the summary of the securitization activity in the period:

Securitization Activities in the Period(1)		R$ million
	Financial Conglomerate?
	9/30/2014	06/30/2014	03/31/2014
CRI	1,384	1,390	997
Mortgage Loans	1,384	1,390	997
FIDC	544	420	-
Credit Rights	544	420	-
Total	1,928	1,810	997
(1) values of traditional securitization

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Itaú Unibanco

Risk Management – Pillar 3

Credit Derivatives

Itaú Unibanco buys and sells credit protection mainly related to securities of the Brazilian government and securities of Brazilian listed companies in order to meet the needs of its customers. When Itaú Unibanco sells contracts for credit protection, the exposure for a given reference entity may be partially or totally offset by a credit protection purchase contract of another counterparty for the same reference entity or similar entity. The credit derivatives for which Itaú Unibanco is protection seller are credit default swap (CDS) and total return swap (TRS).

CDS is credit derivative in which, upon a credit event related to the reference entity pursuant to the terms of the contract, the protection buyer is entitled to receive, from the protection seller, the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the debt instrument of the reference entity for it to receive the amounts due pursuant to the CDS contract terms when a credit event occurs.

TRS is a transaction in which a party swaps the total return of a reference entity or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

The maximum potential loss that may be incurred with the credit derivative is based on the notional amount of the derivative. Itaú Unibanco believes that, based on its historical experience, the maximum potential loss does not represent the actual level of loss. It happens because, when a loss event occurs, the amount of maximum potential loss should be reduced from the notional amount by the recoverable amount.

The credit derivatives sold are not covered by guarantees, and during this period, Itaú Unibanco has not incurred any loss related to credit derivative contracts.

The table below shows the nominal value of purchased credit derivatives that are identical to those that Itaú Unibanco acts as seller of protection underlying values.

Notional Amount of Credit Derivatives Held in Portfolio		R$ million
	Financial Conglomerate?
	9/30/2014	6/30/2014	9/30/2013
Risk Transferred	1,791	1,429	6,031
Credit Default Swap (CDS)	1,791	1,429	6,031
Total Return Swap (TRS)	-	-	-
Risk Received	(7,694)	(6,526)	(9,683)
Credit Default Swap (CDS)	(6,152)	(5,141)	(8,280)
Total Return Swap (TRS)	(1,542)	(1,385)	(1,403)
Total	(5,903)	(5,097)	(3,652)
Referential Equity (PR) of Risk Received	(292)	(234)	(200)
During the period, there was no occurrence of credit event related to those set forth in agreements.

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Itaú Unibanco

Risk Management – Pillar 3

6	Market Risk

6.1	Framework and Treatment

Market risk is the possibility of losses resulting from fluctuations in the market values of positions held by a financial institution, usually caused by variations in foreign exchange rates, interest rates, price indexes, equity and commodity prices, along with various indexes on these risk factors.

At Itaú Unibanco, market risk management is the process by which management monitors and controls risk of variations in the financial instruments, due to market movements, while aiming to optimize the risk-return ratio through an adequate limits structure, effective risk management models and related management tools.

Itaú Unibanco’s institutional policies and general market risk management framework are in line with the principles of CMN Resolution No. 3,464, and subsequent amendments. These principles guide the institution’s approach to market risk control and management across all business units and legal entities of Itaú Unibanco.

The document that details the market risk control institutional policy is on the Investor Relations website www.itau-unibanco.com/ri, in the route: Corporate Governance, Rules and Policies, Public Access Report - Market Risk.

Itaú Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

Itaú Unibanco’s market risk management framework is subject to the governance and hierarchy of committees, with specific limits assigned to different levels and classes of market risk. These range from aggregated risk indicators at the portfolio level, to more granular limits at the individual desk level. They help ensure the effectiveness and coverage of control. Limits are calibrated based on projections of future balance sheets, performance expectations, the group risk appetite and stockholders’ equity available, and the risk profile of each organizational entity (defined in terms of risk measurement as used within the risk management process). Limits are monitored on a daily basis, with compliance reported to and discussed at the relevant board and management Committees. In addition, the daily risk reports used by the business and control areas are distributed to relevant executive officers.

The structure of limits and alerts follows Board of Directors guidelines. These are approved by the CSRisc, after endorsement by the (Superior Institutional Treasury Committee) CSTI. The limits structure is reviewed at least annually.

Key principles underlying market risk control are as follows:

•	All market risk taken should be in line with Itaú Unibanco’s risk-return objectives;
•	Through disciplined dialogue, senior management is to be kept informed of the overall market risk profile and its evolution through time;
•	There should be transparency as to how the business works to optimize results;
•	The market risk control structure should provide early warning mechanisms to facilitate effective risk management, without obstructing the business objectives, and
•	Concentration risks should be avoided.

Market risk management and control process is subject to periodic reviews, to ensure it reflects alignment with best market practices, and continuous improvement over time.

Market risk control is managed by a group that is independent from the different business units and is responsible for performing the daily activities of risk measurement, evaluation, analysis and reporting to relevant individuals and units, according to established governance requirements. They also monitor actions taken to readjust positions and/or levels of risk, when necessary. For this purpose, there is a structured process of communication and information flow, which provides information to the Superior Committees and ensures compliance with the requirements of Brazilian and foreign regulatory agencies.

Itaú Unibanco hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and to prevent positions from breaching relevant limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of Itaú Unibanco.

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Risk Management – Pillar 3

Hedge accounting considerations are presented in detail in explanatory notes of the Financial Statements.

Market risk framework categorizes transactions as part of either the Banking Book or the Trading Book, in accordance with general criteria established by CMN Resolution No. 3,464 and BACEN circular No. 3,354.

Trading Book is composed of all trades with financial and commodity instruments (including derivatives) undertaken with the intention of trading them.

Banking Book is predominantly characterized by portfolios originated from the banking business and operations related to the management of the institution’s balance sheet. As a general rule, this book’s portfolios are intended to be either held to maturity, or sold in the medium and in the long run.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by Itaú Unibanco are as follow:

•	Interest rates: the risk of losses from transactions subject to interest rates variation;
•	Other foreign interest rates: the risk of losses from transactions subject to foreign interest rates variations;
•	FX Rates: the risk of losses from positions subject to foreign exchange rate variation (e.g., foreign currency positions);
•	Brazilian inflation indexes: the risk of losses from transactions subject to the variations in inflation-linked;
•	Equities and Commodities: the risk of losses from transactions subject to equity or commodities price variations.

Market risk is analyzed based on the following key metrics:

•	Value at Risk: a statistical metric that quantifies the maximum potential economic loss expected in normal market conditions, considering a defined holding period and confidence level;
•
Losses in Stress Scenarios (Stress Testing): a simulation technique to evaluate the impact, in the assets, liabilities and derivatives of the portfolio, of various risk factors in extreme market situations (based on prospective scenarios);

•	Stop Loss: metrics that trigger a management review of positions, if the accumulated losses in a given period reach specified levels;
•	Concentration: cumulative exposure of certain asset or risk factor calculated at market value (“MtM - Mark to Market”); and
•
Stressed VaR: statistical metric derived from VaR calculation, aimed at capturing the biggest risk in simulations of the current portfolio, taking into consideration the observable returns in historical scenarios.

In addition to the risk metrics described above, sensitivity and loss control measures are also analyzed. They include:

•	Gap Analysis: accumulated exposure of the cash flows by risk factor, which are marked-to-market and positioned by settlement dates;
•	Sensitivity (DV01 – Delta Variation Risk): impact on the market value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates;
•	Sensitivities to Various Risk Factors (Greeks): partial derivatives of a portfolio of options on the prices of the underlying assets, implied volatilities, interest rates and time.

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Risk Management – Pillar 3

6.2	Portfolio Analysis

Interest rate risk in the non-trading book

Interest rate risk corresponds to the potential loss associated with changes in market interest on index, maturity and investment and funding mismatches. The interest rate risk management process of transactions classified in the non-trading book is consistent with the committee governance and hierarchy, and the limits approved for risk market management. A mark-to-market methodology is adopted for the different products by calculating the sensitivity to the changes in interest rates, the value at risk (VaR), and stress tests are conducted to the entire book, as established in Itaú Unibanco’s institutional policies.

In treating the loan portfolios with material early settlements, the original maturities of the transactions are adjusted for the monthly revisions of their parameters, estimated from their historic bases, which accelerate the decrease of the originally contracted payment flows to better reflect the expected client behavior.

The product balances without a defined maturity, such as cash deposits and savings accounts, are separated into core and noncore portions, pursuant to statistical studies that analyze their historical and seasonal behaviors. The core portion is distributed over time, thus generating an exposure to changes in interest rates, pursuant to internally approved methodologies.

The table below shows the sensitivity of the amount of the non-trading book positions to changes in interest rate curves, using the methodology and stress scenarios adopted to manage this book’s risks at Itaú Unibanco for the third quarter of 2014.

Sensibility of Banking Position (1)			R$ thousand
	Exposures	9/30/2014
Risk factors	Risk of variation in:	Scenario I	Scenario II	Scenario III
Interest Rate	Fixed Income Interest Rates in reais	(4.465)	(1.243.925)	(2.398.094)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	415	(18.987)	(32.951)
Price Index Linked	Interest of Inflation coupon	(2.232)	(292.245)	(501.625)
TR	TR Linked Interest Rates	578	(178.774)	(406.049)
(1) Amounts net of tax effects.

In order to measure these sensitivities, the following scenarios are used:

•	Scenario I: Shocks of 1 base point in interest rates and associated indexes;
•	Scenario II: Shocks of 25 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor;
•	Scenario III: Shocks of 50 percent in interest fixed rates, currency coupon, inflation, interest rate indexes, both for growth and fall, considering the largest resulting losses per risk factor.

As required by CVM Regulatory Instruction 475, Itaú Unibanco conducts sensitivity analysis against exceptional scenarios for market risk factors considered relevant. The results can be found at Note No. 7j of the Financial Statements – BRGAAP, on the website www.itau-unibanco.com.br/ri.

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Risk Management – Pillar 3

Evolution of the Trading Portfolio

The evolution of the Trading Portfolio, broken down by major risk factors, is tabulated below:

Total Value of Trading Position					R$ million
	9/30/2014		6/30/2014		9/30/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	240,095	(257,555)	213,230	(223,302)	269,630	(237,324)
Foreign Exchange Rates	119,502	(116,984)	111,559	(110,755)	151,632	(149,539)
Equities	20,817	(20,729)	12,704	(12,571)	11,111	(10,190)
Commodities	60	(17)	230	(18)	469	(82)

Evolution of the Derivatives Portfolio

The main purpose of the derivative positions in the Banking Portfolio is to manage risks in this portfolio and in the corresponding risk factors. The evolution of Itaú Unibanco’s derivatives portfolio, broken down by group of risk factor, by the existence or absence of a central counterparty (exchange or over-the-counter market) and whether it is in Brazil or abroad, is presented below for both Trading and Banking Portfolios:

Derivatives: Trades in Brazil - Trading + Banking - With Central Counterparty					R$ million
	9/30/2014		6/30/2014		9/30/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	328,710	(428,366)	401,234	(529,888)	361,836	(453,904)
Foreign Exchange Rates	117,705	(97,356)	64,329	(53,085)	46,969	(47,215)
Equities	7,190	(6,980)	1,334	(1,244)	1,942	(2,130)
Commodities	258	(226)	429	(296)	552	(490)

Derivatives: Trades in Brazil - Trading + Banking - Without Central Counterparty					R$ million
	9/30/2014		6/30/2014		9/30/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	167,600	(175,178)	156,039	(164,108)	145,009	(165,467)
Foreign Exchange Rates	135,403	(156,194)	32,058	(54,723)	38,914	(49,245)
Equities	17,535	(17,964)	16,656	(17,027)	3,070	(3,369)
Commodities	178	(180)	277	(218)	260	(65)

Derivatives: Foreign Trades - Trading + Banking - With Central Counterparty					R$ million
	9/30/2014		6/30/2014		9/30/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	1,267	(7,269)	37	(204)	537	(294)
Foreign Exchange Rates	151,849	(144,207)	126,569	(124,999)	93,672	(93,030)
Equities	84	(155)	73	(19)	352	(162)
Commodities	180	(172)	220	(200)	259	(129)

Derivatives: Foreign Trades - Trading + Banking - Without Central Counterparty					R$ million
	9/30/2014		6/30/2014		9/30/2013
	Long	Short	Long	Short	Long	Short
Interest Rates	101,443	(99,372)	66,239	(69,356)	120,408	(126,270)
Foreign Exchange Rates	251,381	(252,874)	172,195	(168,313)	143,965	(141,819)
Equities	157	(157)	154	(154)	369	(118)
Commodities	-	-	-	-	-	-

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Itaú Unibanco

Risk Management – Pillar 3

VaR – Consolidated Itaú Unibanco

We improved our internal methodology to calculate Consolidated VaR, migrating from the “parametric” approach to a “historical simulation” approach (except for Foreign Units, which is undergoing the transition). From this quarter on, our VaR amounts are reported under this new methodology. This approach uses four years of market historical data, carries out the full repricing of all positions, considering both the maintenance period of one day and of ten days, and the risk is calculated in a number of confidence levels, including the usual 99% confidence level. This methodology is widely acknowledged for improving improve the risk measurement for nonlinear financial products and for more effectively capturing both basis risk and statistically unusual (or “fat tail”) events. This new approach calculates VaR on both an unweighted simple returns basis and on a volatility weighted basis.

The table below shows the Consolidated Total VaR, comprising both the Banking and Trading Book of Itaú Unibanco, and its subsidiaries abroad, showing where there are higher concentrations of market risk (subsidiaries abroad: Banco Itau BBA International PLC, Banco Itaú Argentina S.A., Banco Itaú Chile S.A., Banco Itaú Uruguay S.A., Banco Itaú Paraguay S.A. and Itaú BBA Colombia S.A. - Corporación Financiera).

VaR - Itaú Unibanco Holding (1)				R$ million
VaR per Risk Factor Group		9/30/2014(2)	9/30/2014	6/30/2014	9/30/2013
	Brazilian Interest rates	149,9	184,9	44,3	129,8
	Other Foreign Interest rates	84,6	45,1	37,5	28,0
Itaú Unibanco (2)	FX rates	101,7	54,6	9,9	32,5
	Brazilian Inflation Indexes	145,2	132,9	81,4	86,5
	Equities and Commodities	26,7	15,5	17,8	21,2
	Banco Itaú BBA International	0,8	0,8	0,4	2,0
	Banco Itaú Argentina	2,1	2,1	3,0	4,2
Itaú Unibanco (3)	Banco Itaú Chile	5,4	5,4	1,4	4,8
Foreign Units	Banco Itaú Uruguai	1,1	1,1	1,3	3,3
	Banco Itaú Paraguai	1,6	1,6	0,8	1,0
	Banco Itaú BBA Colômbia	0,3	0,3	0,5	0,9
Diversification effect		(358,7)	(239,6)	(112,7)	(103,3)
Total VaR		160,7	204,7	85,6	210,9
Maximum Total VaR of the Quarter		199,1	212,1	109,6	287,0
Average Total VaR of the Quarter		162,6	136,1	82,2	226,8
Minimum Total VaR of the Quarter		138,7	87,1	59,0	169,2
(1) Considers one-day holding period and 99% confidence level.
(2) As from January 2014, amounts reported in Historical Simulation
(3) VaR - Itaú Unibanco Foreign Units in transition to Historical Simulation approach

Itaú Unibanco maintained its conservative and diversification management style, having operated within low limits in relation to its capital through the period. The Total Average VaR for the quarter remained below 1% of Itaú Unibanco’s consolidated stockholders’ equity.

The observed increase in Total VaR, compared to the previous quarter, is mainly due to an increase in the market volatility and to a lesser extent to changes in positions.

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Risk Management – Pillar 3

VaR - Trading Activities

Our VaR for Trading activities, based on the “historical simulation” methodology, is presented below.

VaR - Itaú Unibanco - Trading Portfolio (1)		R$ million
VaR per Risk Factor Group	9/30/2014	6/30/2014	9/30/2013
Brazilian Interest rates	12.1	18.6	31.1
Other Foreign Interest rates	6.4	13.2	11.3
FX rates	11.2	4.8	24.8
Brazilian Inflation Indexes	18.3	14.3	32.4
Equities and Commodities	17.1	4.5	13.8
Diversification effect	(42.0)	(38.2)	(64.6)
Total VaR	23.2	17.1	48.7
Maximum Total VaR of the Quarter	41.0	41.9	52.0
Average Total VaR of the Quarter	25.0	28.0	35.0
Minimum Total VaR of the Quarter	14.5	17.1	18.0
(1) VaR Historical Simulation approach. As from January 2014, amounts reported reflect the highest of weighted historical VaR and unweighted historical VaR and consider one-day holding period and 99% confidence level.
(1) External Units are not considered

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Itaú Unibanco

Risk Management – Pillar 3

VaR - Foreign Units

Itaú Unibanco’s foreign units are financial institutions based in different countries that operate with local treasuries, with market risk exposures monitored by local risk control groups. These local treasury and risk control groups are subject to oversight by the equivalent structures of Itaú Unibanco at Group level. The foreign units are Banco Itaú BBA International, Banco Itaú Argentina, Banco Itaú Chile, Banco Itaú Uruguai, Banco Itaú Paraguai and Itaú BBA Colombia S.A. Corporación Financiera.

The consolidated exposure of market risk of the foreign units in the first quarter, when compared to the previous one, reflected a decrease as can be seen in the table below.

The Total consolidated VaR of all the foreign units represents less than 1% of Itaú Unibanco’s net equity.

VaR - Itaú Unibanco Foreign Units (1)				R$ million
VaR per Risk Factor		9/30/2014	6/30/2014	9/30/2013
	Euribor	0,3	0,2	1,1
	Libor	0,3	0,2	0,7
Banco Itaú BBA	FX rate	0,4	0,1	1,0
International	Equities	0,0	0,0	0,0
	Others	0,1	0,2	0,2
	Diversification effect	(0,2)	(0,3)	(1,1)
	Total VaR IBBA International	0,8	0,4	2,0
	Fixed income interest rate (Argentine peso)	1,5	2,7	3,1
	Inflation index linked interest rate	0,0	0,0	0,1
Banco Itaú	Badlar	1,0	0,6	0,4
Argentina	FX + interest rate - Dollar	0,6	0,1	1,9
	FX + interest rate - Euro	0,0	0,0	0,2
	Diversification effect	(1,0)	(0,4)	(1,4)
	Total VaR Itaú Argentina	2,1	3,0	4,2
	Fixed income interest rate (Chilean peso)	1,5	0,5	1,8
	Inflation index linked interest rate	3,7	1,4	3,6
Banco Itaú Chile	FX + interest rate - Dollar	0,9	0,7	0,6
	FX rate - Other currencies	0,0	0,0	0,0
	Diversification effect	(0,8)	(1,2)	(1,2)
	Total VaR Itaú Chile	5,4	1,4	4,8
	Fixed income interest rate (Uruguayan peso)	0,3	0,3	1,5
	Inflation index linked interest rate	0,7	0,5	1,5
Banco Itaú Uruguai	Dollar linked interest rate	1,0	1,3	2,5
	FX rate	0,0	0,0	0,1
	Diversification effect	(1,0)	(0,8)	(2,3)
	Total VaR Itaú Uruguai	1,1	1,3	3,3
	Fixed income interest rate (guarani)	1,5	0,8	0,6
Banco Itaú Paraguai	Dollar linked interest rate	0,8	0,5	0,7
	FX rate	0,2	0,0	0,0
	Diversification effect	(0,8)	(0,6)	(0,4)
	Total VaR Itaú Paraguai	1,6	0,8	1,0
	Fixed Income Interest Rate	0,3	0,5	1,5
Banco Itaú BBA	Dollar linked interest rate	-	0,0	0,0
Colômbia	FX rate	0,2	0,1	0,2
	Diversification effect	(0,2)	(0,0)	(0,7)
	Itaú BBA Colômbia	0,3	0,5	0,9
	Total VaR	11,4	7,5	16,2
(1) VaR - Itaú Unibanco Foreign Units in transition to Historical Simulation approach

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Itaú Unibanco

Risk Management – Pillar 3

Backtesting

The effectiveness of the VaR model is validated by the use of backtesting techniques that compare hypothetic daily results with the estimated daily VaR. The number of exceptions to the VaR pre-established limits should be consistent, within an acceptable margin, with the hypothesis of 99% confidence intervals (i.e., there is a 1% probability that financial losses could be greater than the losses estimated by the model), considering a range of 250 business days (ending on September 30, 2014). The backtesting analysis presented below takes into consideration the ranges suggested by the Basel document “Supervisory Framework for the use of backtesting in conjunction with the internal models approach to market risk capital requirements.” The ranges are divided into:

•	Green (0 to 4 exceptions): corresponds to backtesting results that do not suggest any problems with the quality or accuracy of the models adopted;
•	Yellow (5 to 9 exceptions): refers to an intermediate range group, which indicates the need to pay attention and/or monitoring and may indicate the need of reviewing the model; and
•	Red (10 or more exceptions): demonstrate the need for improvement action.

The exposure graph below illustrates the reliability of risk measures generated from the models used by Itaú Unibanco in the Trading Activities (International Units are not included in these graph, given the immateriality of amounts involved).

The graph shows the adequacy level of the market risk models used by Itaú Unibanco, presenting the risk (absolute value) x return for the period considered.

Since the diagonal line represents the threshold where risk equals results, all the dots below this line indicate exceptions to the estimated risk.

For the exposure of the Trading Activities the hypothetic losses exceeded the VaR estimated by the model on 2 days in the period.

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Itaú Unibanco

Risk Management – Pillar 3

7	Operational Risk

7.1	Framework and Treatment

For Itaú Unibanco the operational risk is defined as the possibility of losses arising from failure, deficiency or inadequacy of internal process, people or systems or from external events that affect the achievement of strategic, tactical or operational objectives. It includes legal risk associated with inadequacy or deficiency in contracts signed by the institution, as well as penalties due to noncompliance with laws and punitive damages to third parties arising from the activities undertaken by the Institution.

Itaú Unibanco internally classifies its risk events in:

•	Internal fraud;
•	External fraud;
•	Labor demands and deficient security in the workplace;
•	Inadequate practices related to clients, products and services;
•	Damages to own physical assets or assets in use by Itaú Unibanco;
•	Interruption of Itaú Unibanco’s activities;
•	Failures in information technology systems;
•	Failures in the performance, compliance with deadlines and management of activities at Itaú Unibanco.

In line with the principles of the CMN Resolution 3,380 and BACEN Circular 3,647, Itaú Unibanco has an operational risk management structure and institutional policy, which are annually approved by the Board of Directors and are applicable to its local and foreign companies and subsidiaries.

Operational risk management is the process composed of operational risk management and control activities whose is to support the institution in decision making processes, always searching for the proper identification and assessment of risks, the creation of value for stockholders and the protection of Itaú Unibanco’s assets and image.

Itaú Unibanco has a governance process that is structured through forums and committees that are subordinated to the Superior Audit and Operational Risk Management Committee (CSAGRO) and CSRisc, which, in turn, report to the Board of Directors, and by well-defined roles and responsibilities in order to reinforce the segregation of the business and management and control activities, ensuring independence between the areas and, consequently, well-balanced decisions with respect to risks. This is reflected in the risk management process carried out on a decentralized basis under the responsibility of the business areas and by a centralized control carried out by the internal control, compliance and operational risk department by means of methodologies, training and certification of the control environment on an independent basis and providing tools for monitoring them.

The management structure seeks to identify, assess, mitigate, monitor and report the operational risk for the purpose of ensuring the quality of the control environment in accordance with the internal guidelines and regulation in effect.

The executive areas managers use corporate methodologies that are built and made available by the internal control, compliance and operational risk department. Among the methodologies and tools used are the self-evaluation and the map of the organization’s prioritized risks, the approval of processes and products, the monitoring of key risk indicators that and the database of operational losses. Therefore, Itaú Unibanco’s operational risk framework ensures a conceptual exclusive basis for the management of processes, systems, projects and new products and services.

Within the governance of the management process, there are specific operational risk, internal control and compliance forums where the consolidated reports on risk monitoring, controls, action plans and operational losses are regularly presented to the business area executives.

It is worth noting that the dissemination of the risk and control culture to the employees by means of training is an important pillar of the operational risk agenda, aimed at providing a better understanding of the matter and playing a relevant role in its mitigation.

A summarized version of the institutional operational risk management policy can be found on the website www.itau-unibanco.com.br/ri under Corporate Governance, Regulations and Policies, Public Access Report – Operational Risk.

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Itaú Unibanco

Risk Management – Pillar 3

7.2	Crisis Management and Business Continuity

The purpose of Itaú Unibanco’s Business Continuity Program is to protect its employees, ensure the continuity of the critical functions of its business lines, safeguard revenue and sustain both a stable financial market in which it operates and the trust of its clients and strategic partners in the provision of services and products.

It is composed of procedures for relocating and/ or recovering operations in response to a variety of interruption levels, and can be divided into two key elements:

•
Crisis Management: centralized communication and response processes to manage business interruption events and any other types of threats to the image and reputation of its identity before its employees, clients, strategic partners and regulators. The structure has a command center that constantly monitors the daily operations, as well as the media channels in which Itaú Unibanco is mentioned. The success of Crisis Management takes place through the Focal Agent Network, who are the representatives appointed by the business areas and that work in the monitoring of potential problems, resolution of crisis, resumption of business, improvement of processes and search for prevention actions;

•
Business Continuity Plans (PCN): document with procedures and information, developed, consolidated and maintained available for use during possible incidents, allowing the resumption of critical activities in acceptable terms and conditions. For the quick and safe resumption of the operations, Itaú Unibanco has established, in its PCN, corporate wide and customized actions for its line of business by means of:

−	Disaster Recovery Plan: focused on the recovery of its primary data center, ensuring the continuity of the processing of critical systems within minimum pre-established periods;
−
Workplace Contingency Plan: employees responsible for carrying out critical business functions have alternative facilities to perform their activities in the event the buildings in which they usually work become unavailable. There is approximately 2,000 contingency dedicated seats that are fully equipped to meet the needs of the business areas in emergency situations.

−	Emergency Plan: procedures aimed at minimizing the effects of emergency situations that may impact Itaú Unibanco’s facilities, with a preemptive focus;
−	Processes Contingency Plan: alternatives (Plan B) to carry out the critical processes identified in the business areas.

In order to keep the continuity solutions aligned with the business requirements (processes, minimum resources, legal requirements, etc) the Program applies the following tools to understand the organization:

−
Business Impact Analysis (BIA): evaluates the criticality and resumption requirement of the processes that support the delivery of products and services. Through this analysis the businesses’ resumption priorities are defined.

−
Risk Assessment (RA): evaluates the processes and the effectiveness of the controls in place to mitigate the inherent risks of interruption as well as to implement actions to the gaps eventually identified in the business;

−
Threats and Vulnerabilities Analysis (AVA): identification of threats to the locations where Itaú Unibanco buildings are located. The control’s efficiency is evaluated against the potential threats in order to eventually identify vulnerabilities so that controls are adjusted or implemented to enhance the resilience level of the firm’s critical facilities.

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Itaú Unibanco

Risk Management – Pillar 3

8	Liquidity Risk

8.1	Framework and Treatment

Liquidity risk is defined as the likelihood to the institution not being able to effectively honor its expected and unexpected obligations, current and future, including those from guarantees commitment, not affecting its daily operations and not incurring significant losses.

The liquidity control risk is carried out by an independent group of the business units and is responsible for determining the composition of the reserve, proposing assumptions for the performance of cash flows in different timeframes, proposing liquidity risk limits in accordance with the group risk appetite, communicating any mismatches, considering liquidity risk on an individual basis in the countries where Itaú Unibanco operates, simulating the behavior of cash flows in stress conditions, assessing and reporting in advance the risks inherent to new products and operations and reporting on the information required by the regulatory agencies. All activities are subject to assessment by the independent validation, internal controls and audit departments.

The liquidity risk measurement has to comprise all financial trades of the companies of Itaú Unibanco, as well as possible contingent and unexpected exposures, such as derived from settlement services, provision of sureties and guarantees, credit lines contracted and not used.

The liquidity policies of management and associated limits are established based on prospective scenarios, reviewed periodically and based on definitions from senior management.

The document that details the liquidity risk control institutional policy is on the Investor Relations website www.itau-unibanco.com/ri, in the route: Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

Pursuant to the requirements of CMN Resolutions No. 4,090 and BACEN Circular No. 3,393, Itaú Unibanco monthly delivery its Liquidity Risk Statements (DLR) to BACEN and the following items are regularly prepared and submitted to the senior management for monitoring and decision support:

•	Different scenarios for liquidity projections;
•	Contingency plans for crisis situations;
•	Reports and charts to enable monitoring risk positions;
•	Assessment of funding costs and alternatives;
•	Tracking the sort of funding sources trough a continuous control of funding sources considering counterparty type, maturity and others aspects.

8.2	Primary sources of funding

Itaú Unibanco has different sources of funding, with the main source arising from retail segment.

Primary sources of funding								R$ million

	9/30/2014			6/30/2014			09/30/2013
Funding from clients	0 a 30 days	Total	%	0 a 30 days		%	0 a 30 days	Total	%
Deposits	191,161	296,991		186,519	291,319		162,301	260,045
Demand deposits	60,139	60,139	11%	58,437	58,437	11%	44,994	44,994	9%
Savings deposits	113,675	113,675	21%	110,840	110,840	21%	98,227	98,227	19%
Time deposits	16,767	119,535	22%	15,890	117,980	22%	17,229	109,144	21%
Other	580	3,642	1%	1,352	4,062	1%	1,851	7,680	2%
Funds from acceptances and issuance of securities(1)	2,632	58,666	11%	2,277	56,548	11%	3,193	69,782	14%
Funds from own issue (2)	3,350	136,318	25%	3,504	135,773	25%	2,022	123,604	24%
Subordinated debt	2,245	55,435	10%	139	52,989	10%	252	55,270	11%
Total	199,388	547,410		192,439	536,629		167,768	508,701
(1) Includes mortgage notes, real estate credit bills, agribusiness and financial credit bills recorded in interbank and institutional market debts and liabilities for issue of debentures and foreign borrowings and securities recorded in funds from institutional markets.
(2) Refer to deposits received under securities repurchase agreements with securities from own issue.

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Itaú Unibanco

Risk Management – Pillar 3

9	Other Risks

Insurance Risk

Products that compose portfolios of insurance companies of Itau Unibanco are related to segments of life, large risk, extended warranty, pension plans and capitalização. Its portfolio is risk-based underwriting, market, counterparty credit, and longevity, among others.

Itaú Unibanco understands, in insurance environment, that:

•
Underwriting Risk is the possibility of losses arising from insurance products, pension plans and capitalização that go against company’s expectations, directly or indirectly associated with technical and actuarial bases used for calculating premiums, contributions and technical provisions;

•	Market Risk is the possibility of losses resulting from fluctuations in market values of assets and liabilities that comprise technical actuarial reserves;
•	Counterparty Credit Risk is the possibility of failure to comply a certain counterpart, from liability for settlement of transactions involving trading of financial assets or reinsurance;
•	Longevity Risks: possibility of pension plans must pay benefits and annuities for longer than originally planned.
•
Liquidity risk in insurance operations is the possibility of the institution not be able to honor efficient and timely its obligations to policyholders and beneficiaries of pension fund due to lack of liquidity of the assets comprising the actuarial technical reserves.

In line with good national and international practices and to ensure that risks arising from insurance products, pension plans and capitalização are properly identified, measured, evaluated, reported and approved in relevant forums, Itau Unibanco has a risk management framework, whose guidelines are established in institutional normative, approved by the Board, applicable to companies and subsidiaries at risk from insurance products, pension plans and capitalização, in Brazil and abroad.

Risk management process for insurance products, pension plans and capitalização is based on responsibilities defined and distributed between control and business areas, ensuring independence between them. Main attributions of insurance risk management structure are:

•	Set governance and establish institutional normative for risk management for insurance products, pension plans and capitalização;
•	Support insurers develop new products from the risk standpoint;
•	Support insurers develop and implement price and risk models;
•	Control, monitor and report, on a consolidated basis, risks arising from the insurance products, pension plans and capitalização to the proper authorities.

As part of the risk management process, there is a structure of collegiate organs which, according to level of risk involved, decisions may be taken in higher commissions, thus ensuring compliance with several regulatory and internal requirements, as well as balanced decisions relative to risks.

Social and Environmental Risk

In business management, Itaú Unibanco constantly and continuously takes into consideration the potential of the risk of losses due to exposure to social and environmental events arising from the performance of its activities. These events may arise from (i) the direct operation of Itaú Unibanco which, on its own, has an impact on the environment or human health, or (ii) actions of borrowers, issuers and counterparties that, somehow, cause social and environmental damages. Accordingly, the institution sees the social and environmental risk as the risk of losses arising from social and environmental losses caused by Itaú Unibanco in the development of its activities or by the actions of borrowers, issuers and counterparties with which Itaú Unibanco maintains some kind of operation.

The management of Itaú Unibanco’s social and environmental risks follows the stages of assessment, management, organizational training and participation of stakeholders. This management permeates all management levels of Itaú Unibanco and is structured by specific governance and formalized by means of policies.

In the governance of social and environmental issues, Itaú Unibanco has the Social and Environmental Risk Committee, which is a permanent non-statutory body whose purpose is to establish the governance for social and environmental risk issues for the entire institution, and the Compliance Committee whose purpose is to analyze and resolve upon situations that involve any exposure to compliance risk from the local and international points of view since the social and environmental risk permeates this matter.

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Itaú Unibanco

Risk Management – Pillar 3

In order to avoid losses for the institution and also meet the interests of stakeholders, Itaú Unibanco has been developing many internal processes aimed at the management, control and mitigation of events, which may lead to the occurrence of the social and environmental risk. These include, for example, the incorporation of the social and environmental variable in the processes of credit assignment, contracting of suppliers, insurance underwriting and acquisition of real estate properties for own use, as well as the structuring of Itaú Unibanco’s sustainability map.

Reputational Risk

Itaú Unibanco defines reputational risk as the risk arising from internal practices, risk events and external factors that may generate a negative perception of the institution among clients, counterparties, stockholders, investors, supervisors, commercial partners, among others, resulting in impacts on the value of the brand and financial losses, in addition to adversely affecting Itaú Unibanco’s capability to maintain the existing commercial relations, start new businesses and continue to have access to financing sources.

Since the reputational risk directly or indirectly permeates all operations and processes of the institution, Itaú Unibanco’s governance is structured in a way to ensure that potential reputational risks are identified, analyzed and managed still in the initial phases of its operations and the analysis of new products.

For the purpose of avoiding negative impacts on the perception of Itaú Unibanco’s image by the many stakeholders, the treatment given to reputational risk is structured by means of many processes and internal initiatives, which, in turn, are supported by internal policies, and their main purpose is to provide mechanisms for the monitoring, management, control and mitigation of the main reputational risks to which the institution is, or might be, exposed. Among them are:

•	Process for the prevention and fight against the use of Itaú Unibanco in unlawful acts;
•	Crisis management process and business continuity;
•	Processes and guidelines of the governmental and institutional relations;
•	Corporate communication process;
•	Brand management process;
•	Ombudsmanship initiatives and excellence in service;
•	Ethics guidelines and prevention of corruption.

Regulatory Risk

Regulatory risk is considered at Itaú Unibanco as the risk arising from legislative actions, changes in taxes, judicial decisions or regulatory interventions that impact financial market conditions and/or the competitive capabilities of Itaú Unibanco. The regulatory risk is managed through a structured process aimed at identifying changes in the regulatory environment, analyzing their impacts on the departments of the institution and monitoring the implementation of actions directed at adherence to the regulatory requirements.

Itaú Unibanco has a structured and consistent flow for addressing rules, covering the stages of recognition, distribution, monitoring and compliance, and all of these processes are established in internal policies. The structure and flow for addressing the regulatory risk are composed of: (i) monitoring of legislative bills, notices and public consultation; (ii) recognition of new rules for determining action plans; (iii) monitoring of action plans via compliance reports.

Model Risk

Itaú Unibanco’s risk management already has proprietary models for risk management that are continuously monitored, and reviewed whenever necessary, aiming at ensuring effectiveness in strategic and business decisions.

Model risk is defined as the risk that arises from the models used by Itaú Unibanco not reflecting, on a consistent basis, the relationships of variables of interest, creating results that systematically differ from those observed. This is a potential risk, particularly due to problems during its development or implementation, the use of contexts that differ from those in the model or database or systems inconsistencies.

Itaú Unibanco uses the best market practices to manage the model risk to which it is exposed during the entire lifecycle of a model and the stages of which may be classified into four main ones: development, implementation, validation and use. The best practices that mark the model risk control at the institution include: (i) certification of the quality of the database used; (ii) application of a list of essential steps to be taken during the development; (iii) conservatism in judgmental models (iv) use of external benchmarks; (v) approval of results generated in implementation; (vi) independent technical validation; (vii) assessments of the impact in the use; (viii) monitoring of performance; and (ix) independent approval of the use policies.

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Itaú Unibanco validates, in an independent way, processes and risk models. The independent process validation aims at identifying, measuring, evaluating, monitoring and responding to the operational risks of the organization, with the purpose of maintaining the losses and risks within the limits established by the institution. The independent risk models validation of Itaú Unibanco focuses on ensuring that models used for management are robust, through independent technical evaluation. The validation scope extends to all the risk models used by the institution, but focusing primarily on credit risk models (credit score, risk rating, PD, LGD and EAD), market risk and the pricing of financial instruments.

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10	Enterprise Risk Management and Alignment of Incentives

In accordance with the scope and complexity of its operations, Itaú Unibanco established processes for effectively identifying, assessing, monitoring and controlling risks, besides adequately allocating the capital to segments. In addition, Itaú Unibanco established processes, which enables the Executives and Board of Directors to hold a global view about the institution´s risk exposures, as well as a prospective view about the adequacy of its capital, besides promoting the alignment of incentives. We describe some of these processes below:

Integrated monitoring of risks and capital adequacy

Itaú Unibanco has an integrated structure to monitor credit, market, operational, liquidity and reputational risks, as well as the capital adequacy in current and prospective views. This structure combines complementary risk measurement types, aiming at getting an overall view of the exposures incurred by the institution. The monitoring is regularly followed-up and discussed at the executive levels and the Board of Directors, thus being used as an important risk management oversight tool of Itaú Unibanco.

Stress Test

The stress test performed by Itaú Unibanco is aimed at evaluating the solvency of the institution in extreme stress situations, as well as identifying areas that are more susceptible to stress impact that may undergo risk mitigation. It is based on stressed projections of macroeconomic and credit variables, with the purpose of analyzing the added effect on income, capital and liquidity of the institution, consistent with the financial industry’s standards. The test is performed on the main bank portfolios, simulating the impact on each business area through the calculation of stressed financial statements, under different scenarios approved by the Board of Directors, considering a horizon of two to three years.

The test results are reported to the top management and the Board of Directors supporting strategic decisions.

Risk-adjusted Compensation

The Compensation guidelines of Itaú Unibanco are aimed at attracting, retaining and compensating on merit its collaborators, encouraging prudent risk exposure levels in short-, medium- and long-term strategies, in line with the interests of its shareholders, regulatory authorities and the organization’s culture. The governance structure of compensation and incentive to the prudent risk taking has been consolidating in line with the best international compensation and governance practices. The Compensation Committee, in accordance with the CMN Resolution No. 3,921 and reporting to the Board of Directors is responsible for setting out the guidelines on models of compensation to collaborators and the policy on compensation of management members of the Conglomerate companies.

Compensation in Itaú Unibanco takes into account the strategy of the institution, the general and specific legislation that should be adopted for each business or region of operation, and the adequate risk management over time. The variable compensation considers the current and potential risks, giving incentive to the achievement of sustainable results and discouraging decisions that involve excess risks. The calculation of the aggregate and individual amounts considers, among others, long-term sustainable financial bases, adjustments to future payments in view of assumed risks the results of the institution and/or of the area, when applicable, and the ratio between performance and risks incurred.

In accordance with the CMN Resolution No. 3,921, a portion of the variable compensation of statutory officers is paid in stocks (at least 50%) and a percentage is deferred for three years (at least 40% of variable compensation). The deferred and unpaid portions must be reversed in case the institution has an unsatisfactory performance and the business unit has a negative performance.

Reflecting its concern with sustainable performance, Itaú Unibanco implements specific variable compensation practices for collaborators which roles and responsibilities have material impact on the risk of the bank, although they are not subject to the requirements of CMN Resolution No. 3,921. For such collaborators, mechanisms are provided for making adjustments to bonus arising from compliance, risk as well as deferral events.

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11	Appendix I

				R$ thousand
		09/30/2014
	Breakdown of the Referential Equity and Information on its adequacy	Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
	Core Capital: instruments and reserves
1	Instruments Eligible for the Core Capital	75,000,000	-	(k)
2	Revenue reserves	21,352,206	-	(m)
3	Other revenue and other reserve	1,045,384	-	(l)
4	Instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
5	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Core Capital¹	1,079,372	489,207	(j)
6	Core Capital before prudential adjustments	98,476,962	-
	Core Capital: prudential adjustments
7	Prudential adjustments related to the pricing of financial instruments	-	-
8	Goodwill paid upon the acquisition of investments based on the expectation of future profitability	486,979	1,947,918	(e)
9	Intangible assets	3,866,288	1,075,626	(h) / (i)
10	Tax credits arising from income tax losses and social contribution tax loss carryfowards and those originating from this contribution related to determination periods ended until December 31, 19982	1,451,755	5,807,022	(b)
11	Adjustments related to the market value of derivative financial instruments used to hedge the cash flows of protected items whose mark-to-market adjustments are not recorded in the books.	-	-
12	Downward difference between the amount recognized as a provision and the expected loss for institutions using	-	-
13	Gains arising from securitization operations
14	Gains or losses arising from the impact of changes on the credit risk of the institution on the fair value assessment of liability items
15	Actuarial assets related to defined benefit pension funds	30,301.12	121,204.46	(d)
16	Shares or other instruments issued by the bank authorized to compose the Core Capital, acquired directly, indirectly or synthetically	1,345,428	-	(n)
17	Investments crossed with instruments eligible for the Core Capital
18	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities, that exceeds 10% of the amount of the Core Capital, disregarding specific deductions.	-	-
19	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	3,027,369	12,109,477	(f)
20	Mortgage servicing rights
21	Tax credits arising from temporary differences that depend on the generation of income or future taxable income for their realization, above the limit of 10% of the Core Capital, disregarding specific deductions	-	-
22	Amount that exceeds 15% of the Core Capital	-	-
23	of which: arising from investments in the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-	-
24	of which: arising from mortgage servicing rights
25	of which: arising from tax credits resulting from temporary differences that depend on the generation of income or future taxable income for their realization²	-	-
26	National regulatory adjustments	(2,870,970)	-
26.a	Deferred permanent assets	130,097	-	(g)
26.b	Investment in dependence, financial institution abroad or non-financial entity that is part of the conglomerate, with respect to which the Central Bank of Brazil does not have access to information, data and documents	-	-
26.c	Funding instruments eligible for the Core Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate	596,315	-	(a)
26.d	Increase of unauthorized capital	-	-
26.e	Excess of the amount adjusted of Core Capital	-	-
26.f	Deposit to cover capital deficiency	-	-
26.g	Amount of intangible assets established before Resolution No. 4,192 of 2013 comes into effect	3,597,382	-	(i)
26.h	Excess of resources invested on permanent assets	-	-
26.i	PR emphasis	-	-
26.j	Other residual differences concerning the Core Capital calculation methodology for regulatory purposes	-	-
27	Regulatory adjustments applied to the Core Capital due to the Insufficiency of Additional Capital and Tier II Capital to cover deductions	-	-
28	Total regulatory deductions from the Core Capital	7,337,151	-
29	Core Capital	91,139,811	-
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest
	2 - Considers the deduction of deferred tax liabilities
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192
	4 - Calculated according to article 29 of Resolution No. 4,192

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				R$ thousand
		09/30/2014
	Breakdown of the Referential Equity and Information on its adequacy (2 of 3)	Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
	Additional Capital: instruments	-	-
30	Instruments eligible for the Additional Capital	-	-
31	of which: classified as core capital in accordance with the accounting rules	-	-
32	of which: classified as liabilities in accordance with the accounting rules	-	-
33	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
34	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from the Additional Capital³	29,556	118,223
35	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	-	-
36	Additional capital before regulatory deductions	29,556	-
	Additional Capital: regulatory deductions
37	Shares or other instruments issued by the bank authorized to compose the Additional Capital, acquired directly, indirectly or synthetically	-	-
38	Investments crossed with instruments eligible for the Additional Capital
39	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of the Additional Capital	0
40	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	0
41	National regulatory adjustments	-	-
41.a	Funding instruments eligible for the Additional Capital issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	0	-
41.b	Non-controlling interest in Additional Capital	0	-
41.c	Other residual differences concerning the Additional Capital calculation methodology for regulatory purposes	0	-
42	Regulatory adjustments applied to the Additional Capital due to the insufficiency of Tier II Capital to cover deductions	0	-
43	Total regulatory deductions from the Additional Capital	-	-
44	Additional Capital	29,556	-
45	Tier I	91,169,366	-
	Tier II: instruments
46	Instruments eligible for Tier II Capital	-	-
47	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect4	33,546,949	8,386,737
48	Non-controlling interest in subsidiaries that are part of the conglomerate, non-deductible from Tier II Capital³	23,156	92,625
49	of which: instruments issued by subsidiaries before Resolution No. 4,192 of 2013 comes into effect	23,156	92,625
50	Excess of provisions with respect to the loss expected in IRB	-	-
51	Tier II before regulatory deductions	33,570,105	-
	Tier II: regulatory deductions
52	Shares or other instruments issued by the bank authorized to compose Tier II Capital, acquired directly, indirectly or synthetically	0	-
53	Investments crossed with instruments eligible for Tier II Capital
54	Added value of investments lower than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate and that exceeds 10% of the amount of Tier II Capital	-
55	Investments higher than 10% of the capital of institutions authorized to operate by the Central Bank of Brazil or by a financial institution abroad that are not part of the conglomerate	-
56	National regulatory adjustments	15,135	-
56.a	Funding instruments issued by an institution that is authorized to operate by the Central Bank of Brazil or by a financial institution abroad, and that is not part of the conglomerate, limited to the instruments held by third parties and issued until December 31, 2012	15,135	-	(a)
56.b	Non-controlling interest in Tier II	-	-
56.c	Other residual differences concerning Tier II calculation methodology for regulatory purposes	-	-
57	Total regulatory deductions from Tier II Capital	15,135	-
58	Tier II	33,554,971	-
59	Referential Equity (Tier I + Tier II)	124,724,337	-
60	Total risk-weighted assets	751,447,870	-
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest
	2 - Considers the deduction of deferred tax liabilities
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192
	4 - Calculated according to article 29 of Resolution No. 4,192

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				R$ thousand
	Breakdown of the Referential Equity and Information on its adequacy (3 of 3)	09/30/2014
	BIS Ratios and Additional Core Capital	%	%
61	Common Equity Tier 1	12.1%
62	Tier I Ratio	12.1%
63	BIS Ratio	16.6%
64	Core Capital minimum requirement, including capital additions (% of RWA)	4.5%
65	of which: additional for preserving capital	0.0%
66	of which: countercyclical additional	4.5%
67	of which: additional for institutions that are systemically important at global level (G-SIB)
68	Core Capital available to meet the requirement for Additional Core Capital (% of RWA)	7.6%
	National Minimum		-
69	Core Capital Ratio, if different from that established in Basel III
70	Tier I Ratio, if different from that established in Basel III	5.5%
71	BIS Ratio, if different from that established in Basel III	11%
	Amounts below the limit for deduction (non-weighted by risk)	Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
72	Added value of investments lower than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	-
73	Investments higher than 10% of the capital of companies that are similar to non-consolidated financial institutions, insurance companies, reinsurance companies, capitalization companies and open ended pension entities	9,416,718		(f)
74	Mortgage servicing rights
75	Tax credits arising from temporary differences, not deducted from the Core Capital2	4,082,265		(c)
	Limits to the inclusion of provisions in Tier II	Value (R$ Thousand)
76	Generic provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of a standardized approach
77	Limit for the inclusion of generic provisions in Tier II Capital for exposures subject to the standardized approach
78	Provisions eligible for the inclusion in Tier II Capital related to exposures subject to the calculation of the capital requirement by means of the IRB approach (before the application of the limit)	-
79	Limit for the inclusion of provisions in Tier II Capital for exposures subject to the IRB approach	-
	Instruments authorized to compose the Referential Equity before Resolution No. 4,192 of 2013 comes into effect (applicable between October 1, 2013 and January 1, 2022)	Value (R$ Thousand)	Temporary Treatment (R$ Thousand)	Balance Sheet Reference
80	Current limit for instruments that are authorized to compose the Core Capital before Resolution No. 4,192 of 2013 comes into effect
81	Amount excluded from the Core Capital due to the limit
82	Instruments that are authorized to compose the Additional Capital before Resolution No. 4,192 of 2013 comes into effect	-	-
83	Amount excluded from the Additional Capital due to the limit	-	-
84	Instruments that are authorized to compose Tier II Capital before Resolution No. 4,192 of 2013 comes into effect4	33,546,949	-
85	Amount excluded from Tier II Capital due to the limit4	8,386,737	-
	1 - Considers prudential adjustments corresponding to deduction of non-controlling interest
	2 - Considers the deduction of deferred tax liabilities
	3 - Calculated according to article 9 of Bacen Resolution No. 4,192
	4 - Calculated according to article 29 of Resolution No. 4,192

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12	Glossaries

12.1	Glossary of Acronyms

A

•	AVA - Avaliação de Vulnerabilidades e Ameaças (Threats and Vulnerabilities Analysis)

•	ARS - Argentine Peso

B

•	BACEN - Banco Central do Brasil (Central Bank of Brazil)

•	BIA - Business Impact Analysis

•	BM&FBOVESPA - Bolsa de Valores, Mercadorias e Futuros de São Paulo (São Paulo Stock, Mercantile and Future Exchange)

•	BRL - Brazilian Real

C

•	CDB - Certificado de Depósito Bancário (Bank Deposit Certificate)

•	CDI - Certificado de Depósito Interfinanceiro (Interbank Deposit Certificate)

•	CDS - Credit Default Swap

•	CER - Coeficiente de Estabilización de Referencia (Argentine inflation index linked interest rate)

•	CLN - Credit Linked Note

•	CLP - Chilean Peso

•	CMN - Conselho Monetário Nacional (National Monetary Council)

•	CNSP - Conselho Nacional de Seguros Privados (National Council of Private Insurance)

•	COPOM - Monetary Policy Committee

•	CRA - Agribusiness Receivables Certificate

•	CRI - Certificados de Recebíveis Imobiliários (Securitized Real Estate Loans)

•	CSAGRO – Operational Risk Management Committee

•	CSRisc – Superior Risk Policy Committee

•	CSTI – Superior Institutional Treasury Committee

•           CVM - Securities and Exchange Commission

D

•	DRL - Demonstrativo de Risco de Liquidez (Liquidity Risk Statements)

•	DV01 - Delta Variation Risk

E

•	EAD - Exposure at Default

F

•	FIDC - Fundos de Investimento em Direito Creditórios (Credit Rights Investment Funds)

•	FPRs - Fatores de Ponderação de Riscos (weighting factor)

I

•	ICAAP - Internal capital adequacy assessment process

•	IGPM – Índice Geral de Preços do Mercado (Brazilian consumer index)

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•	IPCA - Índice de Preço ao Consumidor Amplo (Brazilian consumer index)

•	IT - Information Technology

L

•	LGD - Loss Given Default

M

•	MEP - Equity Method

•	MtM - Mark to Market

P

•	PCN - Planos de Continuidade de Negócios (Business Continuity Plans)

•	PD - Probability of default

•	PR - Patrimônio de Referência (Referential Equity)

•	PYG - Paraguayan Guarani

R

•	RA - Risk Assessment

•	RBAN - Referential equity calculated for covering the interest rate risk of trades of the Banking Portfolio

•	RCAP – Regulatory Consistency Assessment Programme

•	RWA - Risk-Weighted Assets

•	RWAACS – portion relating to exposures subjects to variations in equities prices and classified in the Trading Portfolio;

•	RWACAM – portion relating the exposures in gold, foreign exchange rate and assets subject to foreign exchange rate variations;

•	RWACOM – portion relating to exposures subjects to variations in commodity prices

•	RWACPAD – portion relating to exposures to credit risk

•	RWAJUR - portion relating to exposures subjects to variations of interest rates, interest coupons and coupon rates and classified in the Trading Portfolio

•	RWAJUR1 – portion relating to exposures subject to fixed income interest rate denominated in reais

•	RWAJUR2 - portion relating to exposures subject to variation in the foreign exchange linked interest rate

•	RWAJUR3 - portion relating to exposures subject to variation in the price index linked interest rates

•	RWAJUR4 - portion relating exposures subject to variation in the interest rate index linked interest rate

•	RWAMPAD - sum of the terms: RWACAM, RWAJUR, RWACOM, RWAACS

•	RWAOPAD - portion relating to the calculation of operational risk capital requirements

S

•	SUSEP - Superintendência de Seguros Privados (Superintendence of Private Insurance)

T

•	TRS - Total Return Swap

•	TR - Taxa Referencial (Referential Rate)

•	TVM - Títulos de valores mobiliários (Securities)

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U

•	UF - Chilean consumer index

•	UI - Uruguayan consumer index

•	U.S. - United States of America

•	UYU - Uruguayan Peso

V

•	VaR - Value at Risk

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12.2	Glossary of Norms

•	BACEN Circular No. 3,354 of June 27th, 2007

•	BACEN Circular No. 3,393 of June 3rd, 2008

•	BACEN Circular No. 3,547, of July 07th, 2011

•	BACEN Circular No. 3,635, of March 04th, 2013

•	BACEN Circular No. 3,636, of March 04th, 2013

•	BACEN Circular No. 3,637, of March 04th, 2013

•	BACEN Circular No. 3,638, of March 04th, 2013

•	BACEN Circular No. 3,639, of March 04th, 2013

•	BACEN Circular No. 3,640, of March 04th, 2013

•	BACEN Circular No. 3,641, of March 04th, 2013

•	BACEN Circular No. 3,643, of March 04th, 2013

•	BACEN Circular No. 3,644, of March 04th, 2013

•	BACEN Circular No. 3,645, of March 04th, 2013

•	BACEN Circular No. 3,647, of March 04th, 2013

•	BACEN Circular No. 3,652, of March 26th, 2013

•	BACEN Circular No. 3,675, of October 31st, 2013

•	BACEN Circular No. 3,678, of October 31st, 2013

•	BACEN Circular No. 3,679, of October 31st, 2013

•	BACEN Circular No. 3,696, of January 03rd, 2014

•	BACEN Circular No. 3,714, of August 20th, 2014

•	BACEN Circular No. 3,716, of August 21st, 2014

•	BACEN Circular Letter No. 3,565 of September 06th, 2012

•	CNSP Circular No. 411 of December 22nd, 2010

•	CNSP Resolution No. 228 of December 06th, 2010

•	CNSP Resolution No. 280, of January 30th, 2013

•	CNSP Resolution No. 282, of January 30th, 2013

•	CNSP Resolution No. 283, of January 30th, 2013

•	CNSP Resolution No. 284, of January 30th, 2013

•	CNSP Resolution No. 302, of December 16th 2013

•	CMN Resolution No. 3,380 of June 29th, 2006

•	CMN Resolution No. 3,444 of February 28th, 2007

•	CMN Resolution No. 3,464 of June 26th, 2007

•	CMN Resolution No. 3,533 of January 31st, 2008

•	CMN Resolution No. 3,721 of April 30th, 2009

•	CMN Resolution No. 3,809 of October 28th 2009

•	CMN Resolution No. 3,921 of November 25th, 2010

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•	CMN Resolution No. 3,988 of June 30th, 2011

•	CMN Resolution No. 4,090, of May 24th, 2012

•	CMN Resolution No. 4,192, of March 1st, 2013

•	CMN Resolution No. 4,193, of March 1st, 2013

•	CMN Resolution No. 4,194, of March 1st, 2013

•	CMN Resolution No. 4,195, of March 1st, 2013

•	CMN Resolution No. 4,277, of October 31st, 2013

•	CMN Resolution No. 4,278, of October 31st, 2013

•	CMN Resolution No. 4,279, of October 31st, 2013

•	CMN Resolution No. 4,280, of October 31st, 2013

•	CMN Resolution No. 4,281, of October 31st, 2013

•	CMN Resolution No. 4,311, of February 20th, 2014

•	CVM Regulatory Instruction No. 475 of December 17th, 2008

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